NovaGold Resources Inc.
& NovaGold Canada Inc.

Preliminary Economic Assessment

for

The Galore Creek Gold - Silver - Copper Project

HATCH ™	PR315453 .001 FL315453. 201 Rev. 0, August 5, 2004

ISO 9001	Hatch

Suite 200, 1550 Alberni Street
Vancouver, British Columbia, Canada V6E 1A5
Tel: (604) 689- 5767 • Fax: (604) 689- 3918 • www.hatch.ca

HATCH ™
ISO 9001	NovaGold Resources Inc. – NovaGold Canada Inc.
Galore Creek Scoping Study

NOTICE

This report was prepared for the sole and exclusive benefit of NovaGold Resources Inc. and NovaGold Canada Inc. (NovaGold) by Hatch Limited (Hatch). This document is meant to be read as a whole, and sections should not be read or relied upon out of context. This document contains the expression of the professional opinion of Hatch based on information available at the time of preparation. The quality of the information, conclusions and estimates contained herein is consistent with the intended level of accuracy as well as the circumstances and constraints under which the mandate was performed. The report includes information generated or provided by other outside sources identified herein. Hatch does not warrant the accuracy or completeness of data supplied by outside sources. This report is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that this preliminary assessment will be realized.

PR315453.001	Rev. 0
© Hatch 2003/04

HATCH ™
ISO 9001	NovaGold Resources Inc. – NovaGold Canada Inc.
Galore Creek Scoping Study

NovaGold Resources Inc.

Galore Creek Scoping Study

Prepared by:		August 5, 2004
	Paul Hosford	Date

Approvals

Hatch

Approved by:		August 5, 2004
	Adam Majorkiewicz	Date
NovaGold Resources Inc.

Approved by:
	Doug Brown	Date

Distribution List

Doug Brown - NovaGold
File

PR315453.001	Table of Contents	Rev. 0
© Hatch 2003/04

HATCH ™
ISO 9001	NovaGold Resources Inc. – NovaGold Canada Inc.
Galore Creek Scoping Study

Table of Contents

1. SUMMARY			1-2

1.1	Conclusions and Opportunities		1-6

2. INTRODUCTION			2-2

2.1	Terms of Reference		2-2
2.2	Project Background		2-2
	2.2.1	Property Description and Location	2-2
	2.2.2	Accessibility, Climate, Location and Infrastructure	2-4
	2.2.3	History	2-5
	2.2.4	Seismicity	2-6
2.3	Property Ownership		2-6
2.4	References		2-8

3. GEOLOGY			3-2

3.1	Regional Geology		3-2
3.2	Property Geology		3-2
3.3	Deposit Types		3-2
3.4	Mineralization		3-2
	3.4.1	Central Zone	3-2
	3.4.2	Southwest Zone	3-3
	3.4.3	Other Zones	3-3
3.5	Block Model and Grade Estimation Procedures		3-3
3.6	Mineral Resource Estimates		3-4

4. MINING			4-2

4.1	Introduction		4-2
4.2	Project Production Rate Considerations		4-2
4.3	Geotechnical Studies		4-3
4.4	Procedures and Parameters		4-3
	4.4.1	Pit Optimization	4-3
4.5	Pit Resource Results		4-7
	4.5.1	Mine Design Parameters	4-7
	4.5.2	Production Schedule	4-13
4.6	Mining Methods and Equipment		4-19

5. METALLURGY			5-2

5.1	Summary		5-2
5.2	2003 Test Program		5-4
	5.2.1	Procedures	5-4
	5.2.2	Mineralogy	5-4
	5.2.3	Rougher and Cleaner Flotation	5-5
	5.2.4	Gravity Concentration	5-6
	5.2.5	Distribution of Gold Occurrences	5-6
5.3	Historical Work		5-7
5.4	Concentrate Quality		5-7
5.5	Recommendations		5-7

6. PROCESSING			6-2

6.1	Process Description		6-2

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HATCH ™
ISO 9001	NovaGold Resources Inc. – NovaGold Canada Inc.
Galore Creek Scoping Study

6.2	Crushing		6-2
6.3	Grinding		6-2
6.4	Rougher Flotation		6-2
6.5	Rougher Concentrate Regrind		6-3
6.6	Cleaner Flotation		6-3
6.7	Concentrate Thickening and Filtration		6-3
6.8	Reagent Systems		6-3
6.9	Process Design Criteria		6-4

7. INFRASTRUCTURE			7-2

7.1	Access Road Options		7-2
	7.1.1	Summary	7-2
	7.1.2	Discussion of Access Alternatives	7-3
	7.1.3	Geotechnical Characteristics of Access Routes	7-4
	7.1.4	Tunnel Requirements	7-4
7.2	Power Supply		7-5
	7.2.1	Existing Power Infrastructure	7-5
	7.2.2	Future Development North of Aiyansh	7-5
	7.2.3	Transmission Line Cost Estimates	7-6
7.3	Water Supply		7-7
7.4	Port Site		7-7
7.5	On Site Facilities		7-7
7.6	Tailings Dam		7-8
	7.6.1	Introduction	7-8
	7.6.2	Design Assumptions	7-9
	7.6.3	Tailings Site Descriptions	7-10
	7.6.4	Tailings and Plantsite Management in Avalanche Terrain	7-11

8. ENVIRONMENTAL			8-2

9. PROJECT IMPLEMENTATION SCHEDULE			9-2

9.1	The Southern Corridor Option		9-2
9.2	The Northern Corridor Option		9-3

10. CAPITAL COST ESTIMATE			10-2

10.1	Summary		10-2
	10.1.1	Scope of Estimate	10-4
10.2	Basis of Estimate		10-4
10.3	Capital Cost Estimate Detail		10-4
	10.3.1	Direct Costs	10-4
	10.3.2	Mine	10-5
	10.3.3	Indirect Costs	10-6
10.4	Contingency		10-6
	10.4.1	Capital Cost Exclusions	10-6
	10.4.2	Access Road	10-7
	10.4.3	Powerline	10-7
	10.4.4	Tailings Dam	10-7
10.5	Sustaining Capital		10-8

11. OPERATING COST ESTIMATE			11-2

11.1	Summary		11-2
11.2	Basis of Estimate		11-2
	11.2.1	General and Administrative Costs	11-2

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HATCH ™
ISO 9001	NovaGold Resources Inc. – NovaGold Canada Inc.
Galore Creek Scoping Study

	11.2.2	Process Plant	11-3
	11.2.3	Mine	11-3
	11.2.4	Concentrate Transportation to the Port	11-4
	11.2.5	Road Maintenance/Snowclearing	11-4
11.3	Manning Levels		11-5

12. MARKETING AND TRANSPORT			12-2

12.1	Market Background And Price Outlook for Copper		12-2
	12.1.1	Global Refined Copper Market	12-2
	12.1.2	Outlook for Copper Mines	12-3
	12.1.3	Outlook for Copper Smelters	12-3
12.2	Copper Price Summary and Recommendation		12-3
	12.2.1	Historical Metal Prices	12-3
12.3	Smelter Terms		12-4
	12.3.1	Copper	12-4
	12.3.2	Copper Smelters Terms	12-5
12.4	Market and Transportation Logistics		12-6
	12.4.1	Canadian Markets	12-7
	12.4.2	Ocean Freight	12-7
	12.4.3	Logistics Costs Summary	12-8
12.5	Other Offsite Costs		12-8

13. SOCIOECONOMICS			13-2

13.1	Employment and Population Effects		13-2
13.2	Economic Effects		13-2
13.3	Impact Management		13-3

14. ECONOMIC ANALYSES			14-2

14.1	Introduction		14-2
14.2	Summary		14-2
14.3	Basis of Cashflow		14-4
	14.3.1 Taxation		14-5

15. PROJECT OPPORTUNITIES			15-9

15.1	Higher Production Capacity		15-9
15.2	Additional High Grade Ore		15-10
15.3	Waste Rock Transportation		15-10
15.4	Electric Rope Shovels		15-10
15.5	Construction Schedule		15-10

16. RECOMMENDATIONS AND CONCLUSIONS			16-2

APPENDICES (Appendices not included in SEDAR filing but can be viewed at NovaGold Resources Inc.'s office in Vancouver, Canada)

Appendix A: Capital Cost Schedule Detail
Appendix B: Operating Cost Schedule Detail
Appendix C: Mine Schedule
Appendix D: Metallurgical Test Summary & Proposed Galore Creek Pre-Feasibility Test Program
Appendix E: Cash Flow Schedules
Appendix F: Drawings

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HATCH ™
ISO 9001	NovaGold Resources Inc. – NovaGold Canada Inc.
Galore Creek Scoping Study

List of Tables

Table 1-1:	Mineral Resource Estimates at 0.5% Cu Eq Cutoff Value	1-2
Table 1-2:	Galore Creek – Economic Parameters Summary	1-4
Table 3-1:	Mineral Resource Estimates at 0.5% Cu Eq Cutoff	3-4
Table 4-1:	Process Recoveries, Cu Eq Calculations	4-4
Table 4-2:	Treatment & Refining, Cu Eq Calculations	4-4
Table 4-3:	Operating Cost Inputs, Optimization	4-5
Table 4-4:	Optimization Results, Incremental Central &	4-6
Table 4-5:	Optimization Results, Cumulative Central &	4-6
Table 4-6:	Overall Mining Schedule	4-15
Table 4-7:	Schedule of Ore Feed to Mill	4-18
Table 4-8:	Mining Fleet	4-20
Table 4-9:	Rock Storage Facilities	4-21
Table 5-1:	2003 Sample Identification and Head Assays	5-4
Table 5-2:	Batch Flotation Performance	5-5
Table 5-3:	Gravity Circuit Performance	5-6
Table 5-4:	Detailed Analyses of Copper Flotation Concentrate from 1967 Locked Cycle Flotation of Master Composite of Stikine Ore Body	5-8
Table 5-5:	Minor Elements in Concentrates (2003)	5-9
Table 6-1:	Process Design Criteria	6-4
Table 7-1:	Key Statistics for Preferred Options for Access Corridors	7-3
Table 7-2:	Required Crest Elevations and Maximum Dam Heights	7-10
Table 7-3:	Summary of Tailings Dam Earthworks Quantities	7-10
Table 10-1:	Capital Cost Summary - Base Case - 30,000 tpd mill ($M)	10-2
Table 10-2:	Capital Cost Breakdown - Base Case - 30,000 tpd mill	10-3
Table 10-3:	Mine Capital Cost Estimates	10-5
Table 10-4:	Summary of Tailings and Diversion Earthworks Costs	10-7
Table 10-5:	Tailings Dam Sustaining Capital Requirements	10-8
Table 11-1:	Operating Cost Summary - 30,000 tpd ($000's)	11-2
Table 11-2:	Mine Operating Costs	11-4
Table 11-3:	Manning Levels	11-5
Table 12-1:	Global Production - Consumption Balance	12-2
Table 12-2:	Copper (LME Settlement)	12-4

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HATCH ™
ISO 9001	NovaGold Resources Inc. – NovaGold Canada Inc.
Galore Creek Scoping Study

Table 12.3-1:	Annual Contract Concentrates TC/RC in US$ 1984 to 2003	.12-4
Table 12.3-2:	Annual Contract Concentrates TC/RC in US$	12-5
Table 12.3-3:	Spot Concentrates TC/RC CIF Shanghai in US$	12-5
Table 14-1:	Project Financial Analyses Summary (US$)	14-3
Table 14-2:	Financial Analysis and Metal Price Sensitivity: Project Base Case	14-4
Table 15-1:	Operating Cost Summary – 60,000 tpd Options ($/t ore)	15-9
Table 15-2:	Capital Cost Summary – 60,000 tpd (US$M)	15-9

List of Figures

Figure 2-1:	General Location Map	2-3
Figure 2-2:	Claim Location Map	2-7
Figure 4-1:	Haul Road Design	4-8
Figure 4-2:	Design Pits & Rock Storage Facilities Layout	4-10
Figure 4-3:	Section 7525N, Central Zone	4-11
Figure 4-4:	Section 5500N, Southwest Zone	4-12
Figure 4-5:	Overall Ore and Waste Movement Balance	4-14
Figure 4-6:	Galore Creek - Mill Feed Schedule – Base Case	4-17
Figure 5-1:	Galore Creek - Copper Recovery vs. Head Grade	5-3
Figure 9-1:	Project Implementation Schedule Southern Option	9-4
Figure 9-2:	Project Implementation Schedule Northern Option	9-7

PR315453.001	Table of Contents	Rev. 0 Page v
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HATCH ™
ISO 9001	NovaGold Resources Inc. – NovaGold Canada Inc.
Galore Creek Scoping Study

SECTION 1

SUMMARY

PR315453.001	Summary	Rev. 0
© Hatch 2003/04

HATCH ™
ISO 9001	NovaGold Resources Inc. – NovaGold Canada Inc.
Galore Creek Scoping Study

1. SUMMARY

NovaGold Resources Inc., through its 100% owned subsidiary, NovaGold Canada Inc. (formerly SpectrumGold Inc.), is engaged in the exploration of the Galore Creek Project in British Columbia, Canada. The Galore Creek deposit is located in a mountainous area of Northwestern British Columbia approximately 1000 kilometers northwest of Vancouver, 80 kilometers northwest of the Eskay Creek Mine. The project is located 200 kilometers north of the tidewater port of Stewart, British Columbia and 100 kilometers northeast of the community of Wrangell, Alaska. Current access is by helicopter, although fixed-wing aircraft as well as a combination of barge and road access have been used in the past to transport personnel and equipment to the site. Typical of northwest coastal areas of British Columbia, the area is characterized by cool summers and cold humid winters and relatively heavy snowfall.

The main Galore Creek property covers approximately 4,700 hectares and is comprised of 253 claims and 39 fractions. The claims are wholly owned by Stikine Copper Ltd., controlled by QIT-Fer et Titane Inc. (55%) and Hudson Bay Mining and Smelting Co, Limited (45%). In August 2003, NovaGold entered into an option agreement to acquire a 100% interest in the project by completing a pre-feasibility study on the project and making payments to the parties totaling US$20.3 million within a period of 8 years. There will be no retained interests, royalties or back-in rights on the project.

Presently, 12 mineralized zones have been identified on the property. This report only considers the mineral resources contained within the main Central and Southwest deposits, updated estimates for which were completed by Hatch/AMCL in collaboration with NovaGold in April 2004. These estimates, which incorporate information from the most recent round of drilling, completed in October 2003 and which have the benefit of revised geologic interpretation, are summarized in Table 1-1. The estimates are based on a 3-dimensional computer block model with grades interpolated into individual 25 meter by 25 meter by 12 meter high blocks within a geological framework utilizing ordinary kriging.

Table 1-1: Mineral Resource Estimates at 0.5% Cu Eq Cutoff Value

Zone	Tonnes (Millions)	Grade
		Cu %	Au G/T	Ag G/T
Indicated:
Central	251.4	0.75	0.36	5.9
Southwest	34.5	0.59	1.04	3.7
Total, Indicated	285.9	0.73	0.44	5.7
Inferred:
Central	69.7	0.61	0.26	5.5
Southwest	29.1	0.37	0.63	3.3
Total, Inferred	98.8	0.54	0.37	4.8

Discrete zones of much higher grade mineralization occur within this larger resource. Part of NovaGold's focus has been to identify and model the structural controls of these zones and to develop a mining schedule, which targets production from these enriched zones early in the mine life.

PR315453.001	Summary	Rev. 0, Page 1-2
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HATCH ™
ISO 9001	NovaGold Resources Inc. – NovaGold Canada Inc.
Galore Creek Scoping Study

The ore bodies will be mined by conventional open pit mining methods using truck and shovel units. Ore production in this study is based on an average 30,000 tpd and total material movement averaging 82,500 tpd over the 23 year life of the project. Mining in the initial years will be focused on higher grade mineralization in the Southwest deposit and southern end of the main Central deposit. The economic modelling is based on metal prices of $0.90/lb Cu, $375/oz Au, and $5.50/oz AG and an optimized mine plan containing 242 million tonnes grading 0.47 g/t gold, 5.26 g/t silver and 0.71% copper at a life of mine strip ratio of 1.75 to 1 at a 0.334% CuEq cut-off grade. This represents approximately 3.6 million ounces of gold, 40.9 million ounces of silver and 3.8 billion pounds of copper.

Previous metallurgical testwork identified chalcopyrite, pyrite and bornite as the predominant sulphide minerals depending on the location in the ore body. Chalcopyrite is the primary copper mineral with bornite as a lesser, but locally important constituent. The primary gangue minerals are feldspar and quartz. Other gangue minerals include albite, biotite and calcite.

Metallurgical test work has been carried out intermittently since the 1960's. The most recent test work was carried out in 2003 on core material from 4 drill holes. Generally, the test work results indicated metal recoveries by flotation for copper, gold and silver in the order of 90%, 70% and 80% respectively. Concentrate grades of 30% copper were attained in chalcopyrite abundant areas and higher in bornite rich zones. Metal recoveries attained for the Southwest deposit ore were marginally lower than in the main Central deposit ores. The copper concentrates produced were generally of good quality with no significant concentrations of elements that would incur smelting penalties.

A conventional process plant based on crushing, grinding and flotation unit operations is proposed for the Galore Creek ores. A 30,000 tpd ore processing rate is expected to produce an average of 220,000 tonnes/year of copper concentrate containing both gold and silver.

Development of a mine at Galore Creek will require the construction of a road route linking the project to the inland highway system as well as a connection to the regional hydroelectric grid for power. A number of alternative access options were studied by Hatch as part of the scoping study. Two road access options were identified as significantly superior. These are illustrated in Drawing No. A0-C-054.

Southern corridor: the main access road would run almost due west along the Iskut River from the existing Eskay mine road, then north up the Stikine River, east into the Jack Wilson Creek and south into Galore Creek valley to access the minesite.

Northern corridor: a main access road would run almost due west from the Cassiar Highway along the More Creek valley to the plantsite located in the upper reaches of the More Creek valley. A 14 kilometer long road/conveyor tunnel will access the minesite.

The access road will have a 7 meter wide surface allowing 2 lane traffic, except for the major river crossings and at the road tunnels, which will be single lane. Traffic will be radio controlled.

Electrical power will be supplied from an extension of the BC Hydro grid, either from the existing line at Meziadin Junction, or from the proposed Forrest Kerr hydro power station, which is targeted to be in production by 2007. The overhead power line route will essentially parallel the access road.

Ten tailings dam sites were investigated by BGC Engineering. Each site was ranked based on geotechnical suitability, identified hazards, catchment area, environmental sensitivity and proximately to targeted infrastructure and operations. The two most favourable locations were in the upper More Creek

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HATCH ™
ISO 9001	NovaGold Resources Inc. – NovaGold Canada Inc.
Galore Creek Scoping Study

valley (to be used with the Northern Road Corridor) and in Contact Creek (to be used with the Southern Road Corridor). These locations each have an estimated capacity to hold up to 500 million tonnes of tailings.

Capital and operating costs were developed for a 30,000 tpd operation, considering both the Southern and Northern access corridors. Costs were also developed for a 60,000 tpd case by factoring the base case 30,000 tpd costs. A larger production operation would be justified if additional resources were identified.

The Southern access corridor demonstrates superior financial returns and is presented as the base case herein. Key Project parameters and financial results are summarized below in Table 1-2 below:

Table 1-2: Galore Creek – Economic Parameters Summary

	Base Case (1)	Copper	Gold	Silver

Plant Throughput (Tonnes/Day)	30,000
Mine Life (Years)	23
Ore Tonnage (Millions Tonnes)	242
Strip Ratio	1.75: 1

First Five Years of Production:
Average Grade		0.94%	0.96 g/t	6.33 g/t

Annual Average Metal Production		203 M Lbs	272,000 Ozs	1.82 Million Ozs

Life of Mine:
Average Grade		0.71%	0.47 g/t	5.26 g/t
Annual Average Metal Production		144 M Lbs	104,000 Ozs	1.4 Million Ozs

Total Recovered Metal		3.3 B Lbs	2.4 M Ozs	32.3 M Ozs
Metal Recovery (Life Of Mine)		91%	70%	82%
Cutoff Grade	0.334% CuEq

Direct+ Indirect Capital Cost (Millions)	US$418
20% Contingency (Millions)	US$81
Total (Millions) (2)	US$499

Operating Cost ($/tonne Ore) (2)
Mining	$3.21
Processing	$2.87
G&A	$0.99

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HATCH ™
ISO 9001	NovaGold Resources Inc. – NovaGold Canada Inc.
Galore Creek Scoping Study

Total Minesite Cost Per Tonne Ore	$7.07
Total Cost Per Tonne Ore	$11.29
Total Cash Cost First 5 Years (3)		$0.15 /lb	(-$181/oz)
Total Cash Cost Life of Mine (3)		$0.50 /lb	(-$179/oz)
Total Production Cost Life of Mine (4)		$0.70 /lb

Notes:

1) Base case uses long-term average metal prices including the 20 year average price of copper at US$0.90/pound, a gold price of US$375/ounce and US$5.50/ounce for silver;

2) Cost estimates reflect scoping study level of accuracy, +/- 25%.

3) Cash costs include on-site and off-site operating costs, transportation and refining charges, with by-product metal credits. Numbers in parenthesis represent total cash costs per ounce of gold for the period calculated using gold institute guidelines.

4) Total Production Cost is the Total Cash Cost plus amortization of project capital.

Note: These economic analyses are preliminary in nature and include inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

Financial Analysis

A financial analysis using the base case parameters indicates that, using the 20 year long-term average price for copper of US$0.90/lb, the Galore Creek project could generate a pre-tax rate of return (IRR) of between 11.2% to 16.6% and have an undiscounted after-tax Net Present Value (NPV) between US$329 million and US$500 million for the range of gold and silver prices considered in the study. At recent market prices for copper of $1.25/lb the pre-tax rate of return doubles to betweeen 23.3% to 27.1% and the undiscounted after-tax Net Present Value increases to between US$980 million to US$1.1 billion.

The Preliminary Economic Assessment evaluated the capital costs, operating and processing costs, taxes and treatment charge for the project. A sensitivity analysis shows that the base case rate of return is most sensitive to changes in the metals prices and grade followed by changes to the operating costs and then to changes in capital costs.

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ISO 9001	NovaGold Resources Inc. – NovaGold Canada Inc.
Galore Creek Scoping Study

Table 1-3: Financial Analysis and Metal Price Sensitivity: Project Base Case

Sensitivity Matrix – Metal Prices (all equity case, all NPV and Payback Figures After-tax)
Cu Price ($/lb)		Au/Ag Price ($/oz)
		350/5	375/5.50	400/6	425/6.5	450/7
0.80	NPV @ 0% (M$)	142.8	185.5	228.2	270.8	313.4
	NPV @ 5% (M$)	-21.6	5.1	31.6	58.4	85.0
	Pre-tax IRR (%)	5.9	7.6	9.2	10.8	12.3
	After-tax IRR (%)	4.0	5.2	6.4	7.6	8.7
	Payback (years)	4.0	3.8	3.6	3.4	3.3
0.90	NPV @ 0% (M$)	329.6	372.1	414.6	457.2	499.7
	NPV @ 5% (M$)	77.6	104.0	130.4	156.7	182.7
	Pre-tax IRR (%)	11.2	12.6	13.9	15.3	16.6
	After-tax IRR (%)	8.1	9.1	10.1	11.2	12.2
	Payback (years)	3.6	3.4	3.3	3.1	3.0
1.00	NPV @ 0% (M$)	515.6	558.1	600.6	643.1	685.7
	NPV @ 5% (M$)	175.1	201.2	227.4	253.2	278.6
	Pre-tax IRR (%)	15.3	16.5	17.7	18.9	20.1
	After-tax IRR (%)	11.3	12.3	13.2	14.2	15.0
	Payback (years)	3.2	3.1	3.0	2.8	2.7
1.1	NPV @ 0% (M$)	701.5	744.1	786.6	829.1	871.5
	NPV @ 5% (M$)	271.7	297.3	322.8	348.1	373.3
	Pre-tax IRR (%)	18.8	19.9	21	22.1	23.2
	After-tax IRR (%)	14.1	15.0	15.9	16.7	17.5
	Payback (years)	3.0	2.8	2.7	2.6	2.5
1.25	NPV @ 0% (M$)	980.1	1,022.6	1,065.1	1,107.5	1,150.0
	NPV @ 5% (M$)	414.1	439.3	464.4	489.6	514.8
	Pre-tax IRR (%)	23.3	24.3	25.3	26.2	27.1
	After-tax IRR (%)	17.7	18.5	19.2	20.0	20.8
	Payback (years)	2.6	2.5	2.4	2.3	2.2

Note: NPV = Net Present Value usinng a Discounted Cash Flow Analysis; IRR = Internal Rate of Return.

1.1 Conclusions and Opportunities

The Study shows that the Galore Creek project has the scope to produce an average of 144 million pounds of copper, 104,000 ounces gold and 1.4 million ounces silver over a 23 year mine life, at an estimated total cash cost of U$0.50 per pound of copper insclusive of by-product credits.

This study is the first in a series of development studies for the project that assesses the viability of a conventional open-pit mining operation on the property using long-term average metal prices. This study is intended to quantify the project's cost parameters and to direct the additional exploration and detailed engineering work that will ultimately define the optimal scale of the operation for a pre-Feasibility Study.

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HATCH ™
ISO 9001	NovaGold Resources Inc. – NovaGold Canada Inc.
Galore Creek Scoping Study

Future studies will look at substantially increasing the mine throughput based on the exploration potential of the project.

Exploration Potential

This study only considers the resources defined in the Southwest and main Central deposits and does not include any upside from the definition of new resources on extensions of the Southwest and main Central deposits, or the potential for definition of new resources at the Junction Zone, West Fork, Saddle Zone or at Copper Canyon. In June, NovaGold initiated a major +20,000 meter (65,000 ft) drill campaign on the Galore Creek Project and is utilizing four diamond drills to complete this infill and resource expansion drilling.

At the Southwest and main Central deposits initial drilling of 8 drill holes last fall and subsequent resource modeling demonstrated that these deposits remain open to significant expansion. Two drills are currently testing the southeast margin of the Galore Creek main Central deposit where a new significant zone of mineralization was discovered below and to the east of the currently defined resource. In addition, the area between the Southwest and main Central deposits shows potential to connect the two resources and the Southwest deposit itself remains open to expansion further to the south.

Significant potential also exists to define new near-surface resources at the Junction Zone - a +3 kilometer long mineralized area that runs north of and parallel to the Southwest and main Central deposits. Drilling in this area has intersected mineralization similar to the Southwest and main Central deposits. At the Copper Canyon target 4 kilometers east of the Galore main Central deposit historic drilling has identified a large area with average grades exceeding 0.75% copper and over 1 g/t gold. Excellent potential exists to define a new near-surface resource at Copper Canyon with drilling underway this season. Lastly, at the Saddle Zone, a few drill holes have identified a broad area of alteration and surface mineralization that sits between the main Galore deposits and Copper Canyon. Ground based geophysics over these areas has identified extensive induced polarization chargeability anomalies that may help define the extent of the mineralized system.

Key Upside Opportunities

  One of the Company's objectives is to define at least 30 million tonnes of new higher-grade resources as extensions of the known resources at Southwest and main Central deposits or at any of the satellite deposits may allow for the continuation of the higher level production rates beyond the first 5 years of the mine life. Such an extension would significantly increase the internal rate of return and net present value of the project.

  If sufficient resources can be defined at Galore Creek, a higher capacity mining and milling operation could be justified which should significantly enhance the project economics. An open-pit mineable resource base of 400 million tonnes would support doubling the proposed production capacity to 60,000 tonnes per day (tpd). Estimates by Hatch indicate that the initial capital would increase approximately 26% to $627 million for a 60,000 tpd throughput vs. $499 million for the 30,000 tpd case.

  Optimization of waste rock handling and production scheduling via conveyor transportation from the pit may be an alternative to hauling by truck to reduce mining costs. Either in-pit crushing and conveying, or in-pit truck haul to an external waste crushing and conveying system could
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potentially reduce many costs and improve project economics and will be studied in the upcoming Pre-Feasibility.

  Increasing the size of the equipment fleet to use larger trucks and electric rope shovels would reduce excavation and loading costs for mining compared to the present diesel excavators in the current model. The initial capital cost of these units is higher, but over the project life significant savings in operating costs could be achieved. This approach will also be included as part of the project Pre-Feasibility Study.

  Reduction of the construction schedule by staging materials up the Stikine River, utilizing winter access roads and simultaneously constructing the access roads and facilities could potentially reduce the construction period substantially.

This Preliminary Economic Assessment Study was completed under the direction of Paul Hosford, P.Eng., Project Manager for Hatch Limited, an independent Qualified Person as defined by National Instrument 43-101.

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SECTION 2

INTRODUCTION

PR315453.001	Introduction	Rev. 0
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Galore Creek Scoping Study

2. INTRODUCTION

2.1 Terms of Reference

NovaGold Resources Inc. (NG) and NovaGold Canada Inc. (NovaGold) commissioned Hatch Ltd. (Hatch) in November 2003, to carry out a scoping study (the Study) of the Galore Creek gold/copper property. The Study encompasses resource and reserve estimations, mine design, metallurgical evaluation, process design, evaluation of potential road access and tailings dam location options and estimation of preliminary capital and operating costs to a ± 25% accuracy level, resulting in a preliminary assessment of economic viability of the project.

Hatch selected and commissioned a number of sub-contractors to assist in the investigation of a key technical and cost issues. They are listed as follows:

Sub-consultants	Responsibilities
Bruce Geotechnical Consultants (BGC)	Assessment of road routes, tailings dam and sites. Selection and ranking of locations.
Neil Seldon and Associates (NSA)	Forecast for smelter charges for copper concentrate treatment, freight charges, smelter payment terms and copper price forecasts.
Hatch Mott MacDonald (HMM) Wallia Engineering (WE)	Review of tunnel construction alternatives and cost estimates.
Ian Haywood and Associates (IHA)	Review of electrical grid power supply options and cost estimates.
G&T Metallurgical (G&T)	Metallurgical testwork.
McElhanney Engineering (ME)	Process road route selection, preliminary cost estimation.
Rescan Tahltan Environmental Consultants (RTEC)	Assessment of environmental issues.

**All costs in this Study are presented in US Dollars (US$) using an exchange rate of CDN$1.35/US$

2.2 Project Background

2.2.1 Property Description and Location

The Galore Creek property is located in mountainous terrain of north-western British Columbia, approximately 1,000 kilometres northwest of Vancouver, approximately 200 kilometres north of the tidewater port of Stewart B.C. and 100 kilometres northeast of the community of Wrangell, Alaska. The town of Smithers, 370 kilometres southeast, is the nearest major supply center and has an airport with regularly scheduled flights to and from Vancouver. Figure 2-1 shows the general location of the property in north-western BC. The mining claims lie at the headwaters of Galore Creek, a tributary of the Scud River, which flows into the Stikine River. The property is centered at latitude 57° 07'30"N and longitude 131°27'W. It occurs within the Liard Mining Division and straddles the boundary between NTS map sheets 104G/3 and 104G/4.

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Figure 2-1: General Location Map

132°
130°
TELEGRAPH CREEK
Spatsizi Park
B.C.
ALASKA
Mount Edziza Prov. Park
Schaft Creek
STIKINE RIVER
GALORE CREEK
Copper Canyon
Bob Quinn Lake
57°
ISKUT RIVER
Bell II
Eskay Creek Gold Mine
UNUK RIVER
WRANGELL
Mezladin Junction
56°
SMITHERS 165 Km
Hyder
STEWART
CANAL
0
20
40
60
Kilometres
YUKON
GALORE CREEK PROPERTY
ALBERTA
BRITISH
COLUMBIA
U.S.A.

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The project falls within the boundaries of the Cassiar Iskut-Stikine Land and Resource Management Plan (LRMP), which was finalized in May 2000. The approved plan supports further exploration and development of the region's mineral resources by providing information to be considered during the permitting and impact assessment processes.

The LRMP identifies 15 geographic resource management zones, covering 31% of the plan area. One of these, the Lower Stikine-Iskut Grizzly Salmon Management zone, includes the valley of the Stikine River from the Chutine confluence to the US border, and the lower Iskut River west of the Craig River. It also includes the Scud River into which Galore Creek drains. Mineral exploration and development are accepted activities within the Coastal Grizzly/Salmon Management zone, including road access where needed. Adjacent areas includes an operating mine (Eskay Creek), a number of past producers including the recently closed Snip mine, two projects in the Environmental Assessment Process (mine development review phase), and a number of other exploration prospects. Logging is only allowed for the purposes of mineral exploration and/or mine development and for localized use.

The Galore Creek claims fall within the broader traditional territory of the Tahltan First Nation. Mining has long been an important segment of the Tahltan economy. The Tahltans participated in the exploration, construction, operations and reclamation of the recently closed Golden Bear Mine north of Dease Lake. The largest mining operation within the Tahltan Traditional Territories at present is the Eskay Creek gold mine located 80 kilometres southeast of Galore Creek. Approximately 35% of the Eskay Creek work force (including contractors) are Tahltan First Nations people.

The Tahltan Nation Development Corporation (TNDC) carries out road construction, maintenance and provides services for projects in the region. Services provided to the mining industry through TNDC include catering, trucking (through a JV with Arrow Transport) and environmental services (through a JV with Rescan Environmental Services), NovaGold is building a healthy relationship with the Tahltan and is using TNDC enterprises to support its 2004 field activities. NovaGold and the Tahltan are currently working to conclude an agreement formalizing Galore Creek's commitments to training, employment and community consultation as well as the Tahltan's support in all aspects of approval and permitting.

2.2.2 Accessibility, Climate, Location and Infrastructure

Helicopter is the present means of access to the Galore Creek property. A 500 meter gravel airstrip located on the property is now being repaired for use by aircraft with short take-off and landing capabilities. A second, larger airstrip at the mouth of the Scud River (over 40 kilometers downstream from the Galore Creek project) was utilized in the past for aircraft up to the size of a DC-3 and would also require repair for use. No plans currently exist to upgrade this larger strip.

The Bob Quinn airstrip on Highway 37 is located approximately 75 kilometers east of Galore Creek and is the primary staging area for project mobilization and demobilization.

Galore Creek and the Scud River are part of the tributary system of the Stikine River, and international waterway that drains an area of 49,000 square kilometers. In the past, the river was used by shallow draft barges and riverboats to transport goods from Wrangell, Alaska to Telegraph Creek, British Columbia, and a distance of 302 kilometers. The river is navigable for this type of watercraft from mid May to October. In the 1960's Kennecott constructed 48 kilometers of tote road from the mouth of the Scud River to the Galore Creek camp. This road would require major repair for use by the project and no plans exist to conduct this work at present.

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Galore Creek is located in the humid continental climate zone of coastal British Columbia and is characterized by cool summers and cold humid winters, with several months of snow cover. The nearest station for which climate normals were obtained is Stewart A, located at 7 meters above sea level at a latitude of 55°56' N and a longitude of 129°59' W. Since the Study area is some 150 kilometers further north and at higher elevations, climate data have been adjusted accordingly for this Study. Several metallurgical stations were installed by SpectrumGold during early 2004 to gather more accurate data for feasibility estimates.

Average monthly temperatures will range at the minesite between -15°C in January to 10°C in July. At the Galore Creek minesite (elevation approximately 700 m to 800 m above sea level) precipitation will likely begin to fall as snow by mid-October. Temperature extremes could reach -35°C in January and 25°C in July. (The average annual precipitation recorded at Stewart A station to the southwest between 1971 and 2000 was 1,843 mm. It is likely that the precipitation at the Galore Creek minesite will be similar.) The historical precipitation recorded by Sinacot during its work in Galore Creek averaged 76 cm annually. The majority of this precipitation took the form of snowballs.

Maximum daily snowfall at Stewart A station has reached 106 cm and maximum daily rainfall has reached 124 mm. Similar values can be expected for the Galore Creek minesite.

Elevations on the property range from 500 to 2080 meters above sea level. The terrain over the central and northern portions of the property is gentle and rolling and the surrounding topography is characterized by rugged mountains. The elevation of the tree line is variable but alpine vegetation predominates above the 1100 meter level. Below that, forests are made up of Balsam fir, Sitka spruce and a few cedars. Higher up the valley, the moraines are bare to sparsely overgrown by sub-alpine vegetation.

2.2.3 History

Mineralization was first discovered in the upper Galore Creek valley in 1955 by M. Monson and W. Buchholz while prospecting for a subsidiary of Hudson Bay Mining and Smelting Company Limited (Hudson Bay). Staking and sampling were completed in the area in 1955. Work in 1956 included mapping, trenching and diamond drilling. No further work was undertaken and most of the claims were allowed to expire.

In 1959, reconnaissance stream silt surveys were carried out by subsidiaries of Kennecott Canada Inc. (Kennecott) in the Stikine River area. Results from this work prompted Kennecott to stake mineral claims the following year around the remaining 16 claims owned by Hudson Bay. Four of the original claims were subsequently optioned by Consolidated Mining and Smelting Company of Canada Limited from W. Buchholz. Late in 1962 the three companies agreed to participate jointly in future exploration work. As a result, Stikine Copper Limited was incorporated in 1963.

Work conducted since discovery in 1955, outlined a significant gold-silver-copper resource in the Central zone and identified a number of satellite deposits of which the most important are the Southwest zone and two deposits known as the North Junction and Junction zones.

From 1960 to 1968, the property was operated by Kennecott. Exploration work during this period included 53,164 meters of diamond drilling in 235 holes and 807 meters of tunneling in two adits. The Central zone was the focus of most of this work. No work was done from 1968 to 1972. In 1972, Hudson Bay Mining and Smelting became operator and in 1972 and 1973 an additional 25,352 meters of diamond drilling was completed in 111 holes. This work focused exclusively on blocking out resources

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in the Central and North Junction zones. A further 5,310 meters of diamond drilling was completed in 24 holes in 1976. In 1989, Mingold Resources Inc. (an affiliated company of Hudson Bay's) operated the property in order to investigate its gold potential. Mingold drilled a further 1,225 meters in 18 holes during 1990. Kennecott resumed operatorship of the project in 1991 and completed 13,830 meters of diamond drilling in 49 holes. An airborne geophysics survey and over 90 line kilometers in an induced polarization (IP) survey were also completed. The other eleven mineral occurrences on the property are: Junction, North Junction, West Rim, Butte, Southwest, Saddle, West Fork, South Butte, South 110, Middle Creek and North Rim.

After entering into its option agreement in 2003, SpectrumGold (now NovaGold Canada) completed 8 diamond drill holes totalling approximately 2,800 meters. The objective of the 2003 program was to better understand the structural controls of higher grade mineralization on the property. A 23,000 meter diamond drill program as well as new geophysical surveys are scheduled for the 2004 field season.

2.2.4 Seismicity

The Galore Creek area is located in a moderately high seismic zone. The national seismic hazard map produced by the Geological Survey of Canada for use in the 1995 National Building Code of Canada, indicates that the project is located in acceleration zone 2, characterized by a peak horizontal ground acceleration (PGA) of 0.8 to 0.11g with a 10% chance of exceedance in 50 years (1 in 475). Revised seismic hazard maps for incorporation into the 2005 National Building Code of Canada show that the site has a PGA of approximately 0.1 to 0.2g with a 2% chance of exceedance in 50 years (1 in 2,475). The maximum credible earthquake (MCE) peak ground acceleration will likely be between 0.2 to 0.3g.

2.3 Property Ownership

The claims that cover the property are wholly owned by Stikine Copper Ltd. This company was incorporated in 1963 and is presently controlled by QIT-Fer et Titane Inc (55%) and Hudson Bay Mining and Smelting Co, Limited (45%). The property comprises 253 claims and 39 fractions for a total of 292 two-post claims covering approximately 4,700 hectares. In August 2003, SpectrumGold entered into an option agreement to acquire a 100% interest in the project by completing a pre-feasibility study on the project and making payments to the parties totalling US$20.3 million within a period of 8 years. Payments of US$0.3 million in aggregate are required over the first three years of the option, with the remaining US$20 million to be paid over the following 5 years. There will be no retained interests, royalties or back-in rights on the project. In July of 2004, NovaGold acquired 100% of SpectrumGold through a plan of arrangement and SpectrumGold was renamed NovaGold Canada Inc.

NovaGold has recently acquired additional claims in the Galore Creek property area through staking, purchase, and option agreements. A total of 16,850 hectares (42,000 acres) of claims have been staked by NovaGold in the area to the southeast and east of the Galore Creek property. NovaGold has also acquired a 100% interest in the Jack, Sphaler Creek, and Paydirt properties, which cover a total area of 1,725 hectares (8,550 acres). In addition NovaGold has entered into an option agreement with Pioneer Metals Corporation on the Grace property contiguous with the Galore Creek Claims to the north. NovaGold has also entered into an option agreement with Eagle Plains Resources Ltd. on the Copper Canyon property to the east. Collectively, these claims cover a total of 4,275 hectares (10,600 acres).

Figure 2-2 illustrates the claim boundaries for the original claims of the Galore Creek property held as well as other regional claims controlled or managed by NovaGold as of mid-2004.

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Figure 2-2: Claim Location Map

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2.4 References

A significant body of work is referenced in or forms the basis for this Study. Key external and internal reports are listed as follows:

1.	"Tailings Facility and Access Road Scoping Study, Galore Greek Project, BC", 31st May 2004; Bruce Geotechnical Consultants Engineering Inc.

2.	"Marketing & Commercial input into a scoping study for the Galore Creek Project", March 2004; Neil Seldon and Associates Ltd.

3.	"Galore Creek Spectrum Gold, Conveyor Tunnel Project Construction cost estimate", March 2004; Wallia Tunnel and Rock Engineering Ltd.

4.	Memorandum "Iskut-Stikine Access Route Preliminary Avalanche Assessment", 3rd May, 2004; Chris Stethum and Associates Ltd.

5.	Memorandum "Galore Creek and Area Preliminary Avalanche Assessment", 4th March 2004; Chris Stethum and Associates Ltd.

6.	"Update on Resources Galore Creek Project, BC", May 2004, Hatch/Associated Mining Consultants Ltd.

7.	"Preliminary Evaluation of Flotation Response of Galore Creek, Copper-gold ore", 5th January, 2004; Report KM 1459, G&T Metallurgical Services Ltd.

8.	"Galore Creek Project Power Supply Scoping Study", May 2004, Ian Hayward International Ltd.

9.	"Galore Creek Mine Access Road Scoping Study", July 2004, McElhanney Consulting Services Ltd.

10.	"Mine Access and Conveyor Tunnel Cost Estimate TBM Excavation", 23rd June, 2004, Hatch Mott McDonald/Frontier Kemper Constructors Inc.

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SECTION 3

GEOLOGY

PR315453.001	Geology	Rev. 0
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3. GEOLOGY

3.1 Regional Geology

The Galore Creek deposits lie in Stikinia Terrane, an accreted package of Mesozoic volcanic and sedimentary rocks intruded by Cretaceous to Eocene plutonic and volcanic rocks. The eastern boundary of the Coast Plutonic Complex lies about 7 kilometers to the west of the claims. The property lies within a regional transcurrent structure known as the Stikine Arch.

3.2 Property Geology

The Galore Creek property is mainly underlain by volcanic and sedimentary rocks of the Middle to Upper Triassic Stuhini Group. They are intruded by an Alkali Syenite complex composed of multiple intrusions emplaced into volcanic rocks of similar composition. The complex is centered in the west fork of Galore Creek and is 5 kilometers in length and 2 kilometers in width. To date, twelve gold-silver-copper mineralized zones have been identified on the property. The mineralization is most common in highly altered volcanic rocks and to a lesser degree in syenite intrusive rocks.

3.3 Deposit Types

The Galore Creek deposit is classified as an alkalic intrusive related gold-silver-copper deposit. These deposits occur throughout the length of Stikinia Terrane in Upper Triassic Nicola-Takla-Stuhini volcanic rocks and comagmatic alkaline plutons. Deposits of this class include Afton, Mount Polley, Copper Mountain and Lorraine. These typically occupy brecciated and faulted subvolcanic zones in the intrusions and country rocks that are overprinted by extensive potassium, propylitic and pyrometasomatic alteration zones. International examples of this type of deposit include the OK Tedi mine in Papua New Guinea, Candelaria in Chile and the deposits of the Cadia Hill district in Eastern Australia.

3.4 Mineralization

Mineralization at Galore Creek occurs in upper Triassic felsic to intermediate volcanic flows and fragmental rocks. It is associated most closely with intense, pervasive K-silicate alteration and replacement and disseminated style mineralization with only very minor fracture or vein-controlled chalcopyrite. Locally bornite is the dominant sulphide copper mineral. Gold occurs throughout the mineralization zone, however higher gold values are normally associated with bornite mineralization.

3.4.1 Central Zone

The Central zone is the largest and most extensively explored of all the deposits. Mineralization is exposed in the southern part of the deposit, but elsewhere it is covered by up to 75 meters of glacial overburden. Between 80% and 90% of the gold-silver-copper occurs as sulphide replacement of the host volcanic rocks. The grade of the mineralization commonly exceeds 1% Cu and 1 g/t gold in the higher grade portions of the deposit.

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Galore Creek Scoping Study

Gold values are highest in the northern and southern portions of the Central zone where significant disseminated bornite, magnetite and hematite are present. Chalcopyrite is the most important copper mineral and occurs as replacements, disseminations and minor fracture vein fillings throughout the zone. Supergene copper mineralization is minor and occurs primarily as malachite, azurite and chrysocolla on fractures within 60 meters of surface. Pyrite increases in abundance to the east of the Central zone.

3.4.2 Southwest Zone

The Southwest zone is located about 600 meters southwest of the south end of the Central zone and contains some of the highest grade near surface gold mineralization. Primary hosts for the Southwest mineralization are a diatreme breccia and an early syenite intrusive phase. Ore controls of high-grade gold-silver-copper mineralization are associated with a strong, south dipping structural zone cutting both the diatreme breccia and an early stage syenite intrusion.

3.4.3 Other Zones

The Junction and North Junction deposits lie about 2 kilometers northwest of the Central zone and about 460 meters higher in elevation. A number of smaller gold-silver-copper showings occur in the claim group but have had only limited exploration work, including the Butte, West Rim, Saddle and Middle Creek deposits.

The Copper Canyon and Grace claims lie a few kilometres east and north of the respectively and within the broad Galore Creek valley system. Both properties have been under the control of companies not affiliated with Kennecott over the past several decades and have been the subject of intermittent mapping, geophysics, and exploration (including limited drilling). Surface mapping, geophysics and drill indications at both prospects indicate the potential for Galore Creek style copper/gold mineralization NovaGold intends to approach these two claim blocks as part of an integrated exploration/development program alongside Galore Creek.

3.5 Block Model and Grade Estimation Procedures

The mineral resource estimates for the Central and Southwest deposits are based primarily on information from core drilling, supplemented in part by outcrop data and underground geologic mapping and sampling data. A total of 326 core holes have been completed in the area of the Central and Southwest deposits to date, including the 2003 program (8 core holes). The resource model was restricted to the use of sample data from the 326 core holes. Outcrop and underground data was used to assist in the 3D modeling of the geological and structural boundaries however no surface assay data was utilized for the resource estimate.

The current resource estimate for Galore Creek is based on a 3-D computer block model oriented along grid north. Block dimensions are 25 meters north-south (N-S), 25 meters east-west (E-W) and 12 meters vertical. The selected block dimensions are believed to represent a reasonable compromise between deposit geometry and sample density. It is believed that a smaller block size would impart a degree of resolution not possible with the current sample density, while larger dimensions would overly smooth the model based on the current understanding of the thickness and variability of the mineralization. This is particularly important in the Central zone, where the un-mineralized or weakly mineralized post-mineral intrusions is best modeled with smaller blocks. The block height and width are also convenient dimensions for subsequent pit optimization and planning efforts.

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Prior to interpolation of grade values into each block, 3-D solid models were constructed for each of the interpreted structural, lithological and interpolation domains. Each block or portion thereof which fell within the modeled solids was assigned a "zone" code and percentage based on the proportion of the block contained within each domain or zone. Copper, gold and silver grades were interpolated by ordinary kriging and utilizing variogram models developed from the assay database.

3.6 Mineral Resource Estimates

The current mineral resource inventory for the Galore Creek Project contains estimates for the Central and Southwest Deposits only. Other mineral occurrences exist within the property boundaries, however, only the Central and Southwest Deposits have been delineated sufficiently to make estimates of mineral resources. Both the Central and Southwest Deposits have benefited from additional exploration activity and revised and/or updated interpretations of geological and structural data since the early 1990's. The update for these zones follows the recently completed 8-hole, 2,800 meter drilling program designed to verify previous results and better understand deposit variability, mineral zonation and controls for mineralization.

Table 3-1 provides summaries of the current resource estimates for the Central and Southwest zones. Resources have been reported using equivalent copper values, which have been calculated by estimating the net smelter return for gold, and silver and back-calculating what the copper grade would have to be for the revenue to be generated from copper alone.

Table 3-1: Mineral Resource Estimates at 0.5% Cu Eq Cutoff

Indicated

Zone	Tonnes (Millions)	Grade
		Cu %	Au G/T	Ag G/T
Central	251.4	0.75	0.36	5.9
Southwest	34.5	0.59	1.04	3.7
Total, Indicated	285.9	0.73	0.44	5.7

Inferred

Zone	Tonnes (Millions)	Grade
		Cu %	Au G/T	Ag G/T
Central	69.7	0.61	0.26	5.5
Southwest	29.1	0.37	0.63	3.3
Total, Inferred	98.8	0.54	0.37	4.8

The resource is reported using copper equivalent cutoff values that have been calculated by estimating the net smelter return for gold and silver and allocating the revenue as if it generated from copper alone. The selected cutoff of 0.5% equivalent copper (Cu Eq) represents a net value of about $10 per tonne based on the assumed prices, metallurgy and smelter terms. Appropriate recoveries, deductions, treatment/refining charges (TC/RC's) and freight have been applied in the determination of these revenues as well as the back calculation of equivalent copper grade. Copper, gold and silver prices used in calculations were $0.90/lb, $375/oz and $5.50/oz respectively. TC/RC's and freight charges are based on projections of long term industry averages.

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Galore Creek Scoping Study

None of the mineral resource is classified as measured. It is believed that in addition to reducing the overall drill spacing, more extensive sampling of precious metals and confirmation through more bulk sample testing will be required to warrant upgrading any portion of the resource to measured. There has been no mining experience with the deposit and it would be premature to assume that the level of confidence associated with "measured" can be applied to these mineral resources without further work.

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SECTION 4

MINING

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4. MINING

4.1 Introduction

The basis for the design of the mine and ore schedule is to maximize the production of high grade ore for the initial five years of operation, in order to minimize the payback period for the investment. This strategy requires that lower grade ore will be stockpiled and processed at a later period. Consequently, waste to ore strip ratios will be higher in this initial period.

In the years following year five, run of mine ore is fed to the mill, with stockpiles used to maintain mill rates when run of mine ore is not available. As a result of this strategy, the truck fleet is at its largest in years 1 to 10, and reduces to almost half the original requirement at the end of the mine life. Approximately 10 million tonnes of waste is removed during pre-production. The prestrip involves pioneering access to, and removal of material on the Central zone highwall, as well as pioneering roads for further development of the highwall and access to production zones in the Central and Southwest deposits.

The climatic conditions of this site have been factored into the design costing and operational considerations for the open pit mining operations. The comparatively high snow precipitation and the mountainous terrain in the area of the mine will require active snow control and snow removal from roads and mining benches. The design of the Central zone highwall incorporates a number of wide benches, to act as avalanche breaks and for easier access for snow removal. The ore volume capacity of the haul trucks have been reduced for winter operations to account for snow accumulation with the ore.

4.2 Project Production Rate Considerations

A number of factors are considered in establishing an appropriate mining and processing rate for a mining project, the key ones are discussed below in relations to Galore Creek:

  Resource size: Typically, financiers of mining projects prefer a "reserve tail" of at least 50% i.e. the mine is projected to continue for 50% beyond the projected payback period. Typically, for a base metal mine, this requires a minimum 15 to 20 year life of mine (LOM).

  Unit Capacity: Generally, unit operating costs are lower using the largest possible equipment for a single train. In the case of SAG mills, this was about 38 foot diameter, although at least two 40 foot diameter units are now in operation. Depending on ore hardness, and considering a single primary mill, through puts of 40,000 tpd to 80,000 tpd are possible.

  Operational Constraints: Practical considerations with respect to the number of operating mining faces required to achieve a production rate in relation to the pit geometry are a potential limitation.

  Construction Constraints: Physical size and weight of equipment can determine the maximum size of available units.

  Project Financial Performance: Generally, economies of scale can be realized at higher production rates and lead to improved financial performance at the highest possible production rate.
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Determining the optimal production rate is usually an iterative exercise. For this Study, considering the above factors, it was decided to consider a production rate of 30,000 tpd ore as a base case for project design and costing. Higher throughput scenarios may enhance economics significantly and will be considered as part of NovaGold's pre-feasibility program.

4.3 Geotechnical Studies

During 1967, a series of geotechnical studies on overburden, bedrock, massive (intact) rock and reservoir slope stability were completed by Golder, Brawner & Associates (GBA). In summary, the findings indicated initial design parameters for pit slopes in the range of 30° to 34° for overburden, 40° for fractured bedrock and 42° to 56° for massive rock. In areas where the structure dipped into the potential pit area, such as the moderate west-dipping unmineralized rocks, slopes would have to be designed so as to not to exceed the indicated dip angles.

In 1991, a proposal for a 7-hole triple-tube oriented core drilling program was made for the potential pit area, but never implemented. However a geotechnical study was carried out by T. Heah the same year. A total of 381 structural measurements were collected from cliff faces in the north-western part of the Central zone. Particular attention was paid to fractures steeper than 30° (the assumed dry friction angle), which dip easterly. In addition, exposed, easterly dipping fractures were also noted. Lastly, the presence of faults, possible release surfaces, and major groundwater seeps were recorded. Rock hardness was also tested.

Assuming dry conditions, a friction angle of 30° and totally planar joint surfaces, it was estimated that the maximum stable angle for a pit slope trending north-south was between 28° and 40°. Probable hazards mentioned included toppling failure along steep, northerly and northeast trending fractures and sub-horizontal release surfaces. Rock fall hazard was considered to be moderate to high.

4.4 Procedures and Parameters

The basis of the Hatch mine plan is a series of optimized pit outlines generated using industry-standard mine planning software (Surpac). The procedure consisted of:

4.4.1 Pit Optimization

In order to provide guidelines for the design and scheduling of surface mining in the Southwest and Central zones, a series of pit optimizations were completed. Results are summarized in Table 4-4 and Table 4-5 while a summary of the key parameters used in the optimization runs is included in Table 4-1 through Table 4-3. The optimizations, which utilized the Lerchs-Grossman algorithm, were based on net copper equivalent values calculated by estimating the gold and silver revenues for each block and back calculating what the equivalent payable or net copper grade would have been to generate the revenue entirely from copper. These values, along with grid matrices for topographic, fractured bedrock and intact bedrock surfaces were incorporated in a condensed block model suitable for use with the optimization software. The use of a net equivalent value was necessary to facilitate price variations in the revenue model without having to recalculate the condensed model for each variation in price or cost. In brief, the net equivalent calculation is as follows:

Net EqCu% = (NSR Cu+NSR Au+NSR Ag)/(NSR Cu per % payable)

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Net values have been determined by applying metallurgical recovery and representative smelter terms, including deductions, treatment, refining and freight charges. Copper, gold and silver prices used in calculations were US$0.90 per pound, US$375 and US$5.50 per ounce respectively. TC/RC's and freight charges are based on projections of long term industry averages. Assumed process recoveries and smelter terms used in these calculations are summarized in Table 4-1 and Table 4-2.

Table 4-1: Process Recoveries, Cu Eq Calculations

Zone	Assumed Process Recovery
Central:	Cu R%=(%Cu-0.06)/%Cu; Min 50%, Max 95% Au R%=(AuG/T-0.14)/AuG/T; Min 30%, Max 80% Ag R% =80
Southwest:	Cu R%=(%Cu-0.08)/%Cu; Min 50%, Max 90% Au R%=(AuG/T-0.27)/AuG/T; Min 30%, Max 80% Ag R% =55

Table 4-2: Treatment & Refining, Cu Eq Calculations

Item	Value
Concentrate Grade Cu% TC/RC US$/lb Freight US $/lb Cu Payable % Au Payable % Ag Payable % Au Refining US$/oz Ag Refining US$/oz	30 0.192 0.128 96.7 93 90 5.50 0.40

Only whole blocks were used in the condensed model. In blocks that contained more than one material type, a weighted grade for each metal was first calculated based on the contribution from each material type. Consequently, the condensed model provided for a certain amount of "internal dilution" in those blocks with multiple material types (i.e. overburden and ore). Tonnage calculations are based on a specific gravity of 2.49 for broken rock, 2.70 for massive rock and 2.0 for overburden.

A series of 10 nested pit outlines were generated for each zone. Pits 1 through 9 targeted only those blocks which exceeded 1.1% net equivalent copper utilizing copper prices from US$0.50 to US$0.90 per pound copper in steps of US$0.05 per pound. The price steps allowed the definition of smaller, lower-strip pits with higher unit values and grades within the ultimate pit outline that could be used in an attempt to schedule some of the near-surface higher-grade, higher value material earlier in the mine life for accelerated payback. The elevated target grade, which is roughly the same as a gross equivalent of 1.3% copper, was used to place emphasis on material with an average grade about 1.7% net equivalent copper or 2% gross equivalent. Pit 10 targeted all remaining material above the economic mine cut off value using US$0.90 per pound equivalent copper. Actual input prices used were US$0.18 to US$0.58 per pound, which are the net prices after deduction of the treatment, refining and freight charges outlined in Table 4-2.

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Costs used in the optimizations are summarized in Table 4-3. Note that these preliminary operating costs are conservative compared to final operating cost estimates as final waste and ore haulage distances were significantly less than initially assumed.

In the optimization process, ore and waste haulage costs were increased by US$0.043 for each 12 meter vertical increment (bench height) below 700 meters elevation (the ramp exit point) to reflect increased haul distances on ramps. Additionally, ore haulage costs were increased by the same increment for each bench above 844 meters elevation, which coincides with the maximum elevation of the pit rim on the east and south sides of the Central zone. Above this elevation, a series of switchbacks would have to be used to access material on these benches. It was assumed that waste could be disposed within close proximity of the mining level, thereby avoiding costs associated with a long downhill haul required for ore.

Table 4-3: Operating Cost Inputs, Optimization

	Ore (US$/Tonne)	Waste/OB (US$/Tonne)
Mining Haulage, Initial General Mine Expense Process & Tailings General & Administrative Total Excluding Depth Incremental Haulage, per 12m vertical below 700 Haulage, per 12m vertical above 844	0.519 0.688 0.523 3.010 0.990 5.730 0.046 0.046	0.519 0.937 - - - 1.456 0.046 -

Pit slopes used in the runs were 50 degrees, 40 degrees and 34 degrees for intact rock, fractured rock and overburden respectively. The slopes were flattened an additional 5 degrees on the east side of the Central zone with the assumption that access for this area would be accomplished by a series of switchback ramps located on the east side of the pit, thereby avoiding excessive push backs in the steeper terrain towards the north and west. It was assumed that access for the Southwest zone would be from a sinking cut from the southern end of the Central zone pit. Consequently, no provision for ramps was made during optimization of the Southwest zone.

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Table 4-4: Optimization Results, Incremental Central &
Southwest Zones Combined

Pit	Ore >0.334%EqCu		Waste/OB kTonnes	Strip Ratio
	kTonnes	Grade EqCu%
1 2 3 4 5 6 7 8 9 10	10,894 6,318 12,070 15,794 31,307 29,119 49,330 56,376 14,498 10,733	2.05 1.45 1.17 1.05 1.09 1.01 0.81 0.77 0.68 0.75	9,684 5,016 10,466 20,192 61,830 57,214 67,226 79,956 26,345 5,939	0.89 0.79 0.87 1.28 1.97 1.96 1.36 1.42 1.82 0.55
Total	236,439	0.96	343,868	1.45

Notes: Grades are net of recovery and deductions.

Table 4-5: Optimization Results, Cumulative Central &
Southwest Zones Combined

Pit	Ore >0.334%EqCu		Waste/OB kTonnes	Strip Ratio
	kTonnes EqCu%	Grade
1 2 3 4 5 6 7 8 9 10	10,894 17,212 29,282 45,076 76,383 105,502 154,832 211,208 225,706 236,439	2.05 1.83 1.56 1.38 1.26 1.19 1.07 0.99 0.97 0.96	9,684 14,700 25,166 45,358 107,188 164,402 231,628 311,584 337,929 343,868	0.89 0.85 0.86 1.01 1.40 1.56 1.50 1.48 1.50 1.45

Notes: Grades are net of recovery and deductions.

The reported inventories are those resources contained within the pit boundaries above the stated cut-off values. No differentiation is made between indicated and inferred resources. No dilution other than that resulting from the blending of grades in blocks with multiple material types has been added nor should the pits be considered mineable as logistics and access have not been considered.

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4.5 Pit Resource Results

As is appropriate for a Preliminary Economic Assessment - study, open pit designs for the Central and Southwest Deposits have been developed using both Indicated and Inferred mineral resources as described in Section 3.6. The in-pit Resources have been estimated within the definition of a Preliminary Assessment (or Scoping Study) mentioned in the Introduction to this Section, i.e.:

"A preliminary assessment, commonly known as a scoping study, is an assessment of the potential viability of a mineral project taken at an early stage of the project, prior to a preliminary feasibility study. It is generally used as a tool for management decisions on further advancement of the project. The term "preliminary assessment" is used in National Instrument 43-101 to identify this type of study that contains an economic evaluation that includes inferred mineral resources". Source: Canadian Securities Administrators Staff Notice 43-302, October 2001.

4.5.1 Mine Design Parameters

The final pit shells from the Lerchs-Grossman optimization were used as guides for the design of access ramps. A spiral ramp has been used to access the Southwest zone, while a switchback ramp has been designed for the Central zone to stay off the highwall on the west side (which is prone to being blocked by snow avalanche). With both the Southwest and Central zones, the starting position of the ramps at surface was placed outside the optimum pit shell to minimize ore loss at the bottom of the pits.

The final pit design uses double benching resulting in a 24 meter bench height and a 70 degree face angle. In competent bedrock, a berm width of nine meters is used to achieve an overall slope angle of 45 to 50 degrees. In weathered bedrock and overburden, a berm width of 20 meters is used to achieve an overall slope angle of 40 to 44 degrees. Also, at 617 meters elevation, a 20 meter catch berm was put in to aid in snow avalanche control operations, and for the most part is below the last occurrences of weathered bedrock and overburden. The following Table shows the specific gravities assigned for the above mentioned rock types, using the supplied surfaces:

Rocktype	Specific Gravity
Competent Bedrock	2.70
Weathered Bedrock	2.45
Overburden	2.00

Double lane haul roads were used for the most part with single lane design for the bottom couple of benches, as shown in Figure 4-1. A maximum gradient of 8% was used with local variations, and switchbacks were designed flat.

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Figure 4-1: Haul Road Design

Double Lane Haul Road

6.9
2.72
8.15
2.72
8.15
2.72
1.0
3.45
1.5
1
70°
1.5
1
0.33
Berm Allowance
1/3rd Haul Truck Width
1 Truck Width
1/3rd Haul Truck Width
1 Truck Width
1/3rd Haul Truck Width
Ditch Allowance
32.36m
Drawing Not to Scale

Single Lane Haul Road

6.9
4.08
8.15
4.08
1.0
3.45
1.5
1
70°
1.5
1
0.33
Berm Allowance
1/2th Haul Truck Width
1 Truck Width
1/2th Haul Truck Width
Ditch Allowance
24.20m
Drawing Not to Scale

Notes:

- Distances in metres unless otherwise noted
- 70° slope angle for bench face
- 240 tonnes maximum truck payload
- design parameters based on 2003 Health, Safety and Reclamation Code for Mines in British Columbia

HATCH Vancouver	
NovaGold Resources Inc. Galore Creek Deposit Haul Road Design	
Figure: 4-1	Date: June 15 / 04

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The most elevated highwall is developed in the north half of the Central zone. It has a top elevation of 997 meters with the pit floor at 341 meters for a height of 656 meters. The main pit access road leaves the Central zone at an elevation of 650 meters. The small valley to the east will be filled during prestrip operations, to create a level run to the primary crusher and stockpile area.

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Figure 4-2: Design Pits & Rock Storage Facilities Layout

740m
N
Galore Creek
Rock Storage Facility
260Mtonnes Capacity Shown
1275
725
Central Zone
Final Design Pit
8000N
990m
650m
350m
7000N
Crusher
Pad
650m
430m
700
540m
775
6000N
670m
820m
875
1000
1040m
Southwest Zone
Rock Storage Facility
70Mtonnes Capacity
Southwest Zone
Final Design Pit
5000N
870m
1525
1450
5000E
6000E
7000E
8000E

Zone	*Material*	*Millions Tonnes*	*Cu%*	*Au g/t*	*Ag g/t*
Southwest	Ore	34.5	0.59	1.03	3.78
	Waste	61.0			
Central	Ore	207.5	0.73	0.37	5.50
	Waste	362.0			

HATCH Vancouver

NovaGold Resources Inc.
Galore Creek Deposit
Design Pit & Rock Storage Layout

Figure: 4-2 | Date: Jul. 19 / 04

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Figure 4-3: Section 7525N, Central Zone

Final Design Pit Outline (Central Zone)
20m Wide Safety Berm at 617m
1000m
1000m
500m
500m
Block Model Legend
0.33% - 0.93% CuEqv
0.93% - 1.53% CuEqv
>1.53% CuEqv
5000E
5500E
6000E
HATCH Vancouver
NovaGold Resources Ltd.
Galore Creek Deposit
Section 7525N
Figure: 4-3
Date: Jul. 19 / 04

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Figure 4-4: Section 5500N, Southwest Zone

Block Model Legend
0.33% - 0.93% CuEqv
0.93% - 1.53% CuEqv
>1.53% CuEqv
Final Design Pit Outline (Southwest Zone)
1000m
1000m
500m
500m
4500E
5000E
Scale
HATCH Vancouver
NovaGold Resources Ltd.
Galore Creek Deposit
Section 5500N
Figure: 4-4
Date: Jul. 19 / 04

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4.5.2 Production Schedule

A preliminary mine schedule has been developed with the goal of maintaining high copper and gold grades for the first five years of the mine life. In order to do this, stockpiling of low grade ore is required. The following three material categories are used for scheduling:

  Waste: < 0.334% net copper equivalent

  Low Grade Ore: > or = to 0.334% and < 0.734% net copper equivalent

  High Grade Ore: > or = to 0.734% net copper equivalent

High grade ore production has been maximized in the first five years without exceeding the capacity of the excavator fleet. First low and then high grade ore above the mill rate is stockpiled during this period. High grade stockpile material is reclaimed first, before low grade run of mine or low grade stockpile material. In the years following year five, run of mine ore is fed to the mill, with stockpiles used to maintain mill rates when run of mine ore is not available. As a result of this approach, the truck fleet is at its largest in years 1 to 10, and reduces to almost half the original requirement at the end of the mine life. and show the overall material balance for the Galore Creek mine schedule. As the ore resource is unclassified, both indicated and inferred material from the geological resource estimate are included in the schedule and financial model.

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Figure 4-5: Overall Ore and Waste Movement Balance

Galore Creek - Material Balance Schedule - Base Case

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Table 4-6: Overall Mining Schedule.

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Scheduling has been performed on 100m x 100m x 12m high blocks (approximately 324,000 tonnes in a full block using an SG of 2.70, which represents about three days production at 110,000 tonnes per day). Pit shells from the Lerchs-Grossman optimization are used as interior steps to access higher grades as early as possible. The maximum production of material tonnes in any one year is 40.3 million tonnes. Appendix C contains tables showing the material schedule by location and period.

Figure 4-6 and Table 4-7 show material flow and grade to the mill. Internal and external dilution is accounted for by the size of the mining unit, ore contacts tend to be gradational, and the high selectivity of the chosen mining excavator fleet.

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Figure 4-6: Galore Creek - Mill Feed Schedule – Base Case

Galore Creek - Mill Feed Schedule - Base Case

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Table 4-7: Schedule of Ore Feed to Mill

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A prestrip of approximately 22 million tonnes (including 3.9 million tonnes ore) is performed during preproduction. The prestrip involves pioneering access to, and removal of material from the surface of the Southwest and Central zones. Also included in the prestrip is working of the natural plateau above the Central zone highwall to aid in deflecting snow avalanche debris into the draw directly to the north of the final pit limit.

4.6 Mining Methods and Equipment

Mining will use a truck and shovel fleet. Mining will be performed top down by bench within each shell and or shell increment. Three 23.0 m3 diesel hydraulic excavators have been chosen as the primary production shovels. All three shovels are required for the first eight years of production, and this drops off for the later years. Based on 85% mechanical availability, the shovel fleet will last the life of mine with no replacements required. The haul truck fleet will initially consist of 21,240 tonne capacity haul trucks, reaching a peak of 27 in year five. As production levels fall off in the second half of the mine life, only ten new trucks are required to replace the aging units in the fleet.

Equipment selection has been based on a combination of operating requirements and final shipping dimensions, as the equipment has to be broken down to transport through the access tunnels, particularly in the case of the Northern Access corridor route. If the Southern corridor is selected, it is likely that the size constraints will not apply and larger more efficient equipment could possibly be considered. With all the major production units, the heaviest piece after breakdown is well above the capabilities of being air lifted to site, thus all equipment must fit through the access tunnel. Due to this restriction, electric rope shovels and large blasthole drills were not considered for production units as their smallest dimension is significantly greater than that of a similar sized hydraulic shovel or the chassis of a haul truck, which is the limiting piece for size constraint of the haul truck, and would not fit through the tunnel dimensions being considered at the time.

Grid power will be available at site, and a savings in loading cost could be achieved by using an electric rope shovel where selectivity is not an issue, as would be the case in a portion of the Central zone, where some 50 million tonnes of uninterrupted waste exist. Similar operating cost savings may be realized by using an electric blasthole drill versus the diesel units specified. The use of large electric equipment may be restricted due to size limitations if the Northern route (tunnel access) is chosen. The major mining equipment units for the base case of 30,000 tonnes per day ore as per the mine schedule are as shown in Table 4-8, for the initial five years.

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Table 4-8: Mining Fleet

Unit	Description	Quantity
Haul Trucks	240 tonne Class - 2700Hp	21
Primary Loaders	23.0 m3 Diesel Hydraulic Excavator – 1880Hp	3
Secondary Loaders	690Hp Wheel Loader[1] 10m3- 15 m3	1
Dozers	Track Dozer[2]– 388kW Rubber Tire Dozer[3]– 161kW	5 3
Graders	160kW	3
Drills	Blasthole Drill – 254mm DTH Drill[4]– 150mm	2 1

Table 4-8 Footnotes:
1Wheel loader operates with 10m3 bucket when loading/handling rock, larger bucket used for loading/handling snow.
2Track dozer primary function is waste dump management.
3Rubber tire dozer primary function is excavator cleanup.
4DTH drill primary function is final wall control drilling.

Snow removal will be performed on roads to allow access to production areas. A proactive stance on avalanche control will be taken. Knocking down of cornices and triggering of slides will be performed frequently as required to minimize snow build-up above the pit/site areas.

An emphasis will be put on snow spreading with dozers and graders to facilitate melting and sublimation, staying away from load/haul operations. Snow should be allowed to settle before loading to increase carrying capacity.

Grade control will be performed by sampling blasthole cuttings. Ore and waste contacts will be marked at the face. Excavator selectivity will be better than the 100m x 100m blocks scheduled on, with the hydraulic shovels used in ore and marginal materials for increased selectivity.

Strategies for placement and storage of waste rock will be developed during the subsequent pre-feasibility study, which will consider the segregation of Potential Acid Generating (PAG) and non-PAG materials. Waste material from the Southwest zone will be dumped in the neighbouring Southwest zone Rock Storage Facility (RSF). Waste from the Central zone will be dumped in the Galore Creek RSF directly to the north of the Central zone. Copper Canyon is an additional location with large storage capacities. Table 4-9 lists RSF capacities and Figure 4-2 shows the layout. RSF capacities have been calculated using a swell factor of 30% on assumed 2.70SG material.

The high grade ore stockpile will be stored directly to the north of the crusher pad near the pit rim, at a distance that can be handled with loader tramming. The significantly larger low grade ore stockpile will be built up starting to the east of the crusher pad and up into Copper Canyon. This will require a load and haul operation.

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Snow accumulation on the dumps will be controlled with dozers. Active dump areas will be kept clear at all times. Once settled, snow will be dozed to the sides, while the dump face advances forward. During warmer weather, the snow may have to be rehandled and spread to facilitate melting and sublimation.

Table 4-9: Rock Storage Facilities

RSF Name	RSF Volume	RSF Capacity
Galore Creek RSF	>200 million m3	>416 million tonnes
Copper Canyon RSF	150 million m3	312 million tonnes
Southwest Zone RSF	34.4 million m3	71.5 million tonnes
Central Zone South Backfill	5.5 million m3	11.5 million tonnes
Crusher Station Pad	1.1 million m3	2.2 million tonnes

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SECTION 5

METALLURGY

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5. METALLURGY

5.1 Summary

Chalcopyrite, bornite and pyrite are the predominant sulphide minerals in the ore body. Their relative abundance varies throughout the ore body. Chalcopyrite is the primary copper mineral with bornite as a lessor, but locally important constituent. The primary gangue minerals are feldspar and quartz. Other gangue minerals include albite, biotite and calcite. Of the four core samples tested in 2003, the Southwest sample had the highest gold grade and more pyrite than the other three Central zone samples. Bornite was the dominant copper mineral in one Central zone sample while chalcopyrite was dominant in the other samples.

The 2003 metallurgical testwork has validated the flowsheet developed in the 1960's and 1991. Copper recovery and concentrate grade are comparable to those obtained in the more extensive 1960's program using a conventional mineral processing circuit with two-stage cleaning and standard reagents. Copper recovery ranged from 89% for Southwest zone to 97% for Central zone. The concentrate grade was 20% copper for Southwest zone and 31% to 54% for Central zone with no penalty elements. These results were not replicated in the 1991 program, probably due to the clay and talc observed in the samples. This is likely an infrequent occurrence in the deposit given that it was not observed in the more extensive 1960's sampling and in the 2003 samples. This anomalous feed is not expected in a full-scale operation given the ore blending that will occur.

Gold recovery ranged from 71% for Central zone to 79% for Southwest zone. Silver recovery was between 78% and 87% for Central zone and 56% for Southwest zone. Results indicated that flotation would be more effective than gravity concentration for primary gold recovery.

Testwork to-date has indicated a reasonable correlation between head assay and recovery for copper, as shown in Figure 5-1, and that a concentrate grade of 30% copper is achievable. As such, Kennecott's model using constant tailings assays of 0.065% copper for all cases, 0.14 g/t gold for Central zone and 0.28 g/t gold for Southwest zone may be used to project copper and gold recoveries in a 30% copper concentrate. Further confirmatory work will be required to define these relationships for the feasibility study.

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Figure 5-1: Galore Creek - Copper Recovery vs. Head Grade
(1965/1967/2003)

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5.2 2003 Test Program

The primary objective of the 2003 test program was to assess the metallurgy of one Southwest zone and three Central zone samples in a standard rougher and cleaner circuit using the current flotation regime and reagents. The program included a preliminary evaluation of the effect of grind on metallurgical performance and the potential for gold recovery by gravity concentration.

5.2.1 Procedures

One Southwest zone sample identified as DDH 437 and three Central zone samples identified as DDH 438, 441 and 442 have been tested. The head assays of these samples have been listed in Table 5-1.

Table 5-1: 2003 Sample Identification and Head Assays

Ore	Sample	Head Assay
Zone	ID	%Cu	%Fe	g/t Au	g/t Ag
Southwest	DDH 437	1.9	5.8	2.7	27
Central	DDH 438	1.4	5.2	0.4	12
Central	DDH 441	2.2	1.6	1.3	12
Central	DDH 442	1.2	4.4	0.7	6

The flotation program involved batch rougher tests at two primary grinds at a P80 of 150 microns and 250 microns. The rougher concentrate was reground to a P80 of 75 microns and 115 microns, accordingly with the primary grind, then batch cleaned in three stages. All tests were run under similar conditions using PAX as the collector and MIBC as the frother. Lime was added to grinding and flotation to maintain a pH of 10 in all cases. In addition, a gravity concentration test was run on each sample.

Other investigations included an unsized model analysis on the ground feed to determine the degree of mineral liberation and a digital imaging analysis to determine the distribution and nature of gold occurrences in the copper concentrate, rougher tails and cleaner-scavenger tails. The analyses were made on the products from the Southwest zone sample and one Central zone sample (DDH 441).

5.2.2 Mineralogy

Chalcopyrite, bornite and pyrite are the principal sulphides. Chalcopyrite is the predominant copper mineral with bornite being subordinate and distributed in more restricted manner. The ratio of chalcopyrite to pyrite varies with the location in the ore body. Previous work and current analysis have shown more pyrite in the Southwest zone than in the Central zone. This would suggest good selectivity in separating copper sulphide from pyrite in the Southwest zone.

Chalcopyrite is the dominant copper sulphide in the 2003 samples, except DDH-441 from the Central zone where a significant amount of bornite is detected. The presence of bornite generally increases the copper concentrate grade.

Grinding tests on the current samples have indicated that approximately 60% of the copper sulphide has been liberated at a P80 of 150 microns. The majority of the unliberated copper sulphides were locked with non-sulphide gangue. The data suggests that good rougher copper recovery should be achieved at a relatively coarse grind and regrinding would be required to maximize the concentrate grade during cleaner flotation.

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Gold occurs as liberated fine-grained particles and its co-recovery in copper concentrate is typical of porphyry copper deposits.

5.2.3 Rougher and Cleaner Flotation

The preliminary batch flotation results for the four samples have been summarized in Table 5-2. A summary of the metallurgical performance from historical and current testwork has been appended in Appendix D. The current results, although better than some of the previous testwork, are consistent with the 1966 pilot plant studies undertaken by Kennecott where they achieved 96% copper recovery and a concentrate grade of 25% copper.

Table 5-2: Batch Flotation Performance

Primary P80 = 150 microns
Regrind P80 = 75 microns

Ore	Sample	Cleaner Recovery, %			Cleaner Conc Grade
Zone	ID	Cu	Au	Ag	% Cu	g/t Au	g/t Ag
Southwest	DDH 437	89.1	78.9	56.4	20.3	35.5	163
Central	DDH 438	96.8	74.1	85.5	30.6	7.0	222
Central	DDH 441	91.7	70.9	87.4	53.6	22.4	291
Central	DDH 442	96.9	76.3	77.7	33.4	16.9	133

The key observations specific to the four 2003 samples are as follows:

  A primary grind at a P80 of 150 microns nominal is sufficient for copper mineral and gold liberation. Pyrite liberation is high at this grind. A coarser grind at a P80 of 250 microns decreased copper kinetics, recovery and grade, but had little effect on gold recovery, likely due to its inherent fine grain.

  Rougher flotation of copper and gold was fast and with high recovery from all four samples. Copper recovery ranged from 95% to 99% and gold recovery ranged from 81% to 88% within 5 minutes using simple flotation schemes and standard reagents.

  A fraction of the floatable gold is fine-grained and free, despite the relatively coarse grind, and floats with the copper sulphides. The remainder of the recoverable gold is associated and recovered with copper sulphides.

  Compared with the Central zone samples, Southwest zone sample DDH-437 has significantly more pyrite and a low chalcopyrite to pyrite mass ratio of 1.5:1. This reduced copper recovery, selectivity and grade, and yielded a high mass recovery. In practice, this ore should be blended with Central zone ore to maintain some consistency in operation.

  Regrinding of rougher concentrate to a P80 of 75 microns will likely be required for effective cleaner flotation and optimum mineral recovery and concentrate grade.
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  It appears that two stages of cleaner flotation would suffice to achieve, nominally, 95% copper and 75% gold recovery at over 30% copper grade.

  The cleaner concentrates are relatively clean. Selenium is the only impurity of concern at 330 ppm in the Central zone DDH 441 concentrate which has a significant amount of bornite. Selenium in the other concentrates is lower and ranged from 115 ppm to 190 ppm. Fluoride is high only in the Southwest zone (DDH 437) concentrate at 750 ppm.

  Palladium in the Central zone concentrates ranged from 1.17 ppm to 2.39 ppm, while it is low in the Southwest zone concentrate at 0.45 ppm. Presently, no credit is assured for this, as only relatively few smelter operations are equipped to recover this metal.

5.2.4 Gravity Concentration

The potential for gravity concentration of gold has been assessed on each sample in a laboratory scale Knelson concentrator. The results from a single stage concentration have been tabulated in Table 5-3.

Table 5-3: Gravity Circuit Performance
Nominal P80 = 150 microns

Ore	Sample	Gravity Conc Assay		Gravity Recovery, %
Zone	ID	g/t Au	g/t Ag	Au	Ag
Southwest	DDH 437	105	681	29	36
Central	DDH 438	7	19	13	1
Central	DDH 441	45	60	18	4
Central	DDH 442	41	58	42	9

Some of the gold may be recoverable by gravity. As shown in Table 5-3, between 13% and 42% of the gold is gravity recoverable free gold. More work is required to determine the merits of this operation compared with direct flotation after primary grinding since it is readily recovered by flotation with the copper sulphides. The potential of gravity concentration on cleaner scavenger tailings for incremental gold recovery instead of after primary grinding may offer opportunity to potentially increase gold recovery and should be investigated in future testwork.

5.2.5 Distribution of Gold Occurrences

The majority of the gold occurrences in the cleaner concentrate are either liberated grains or locked with copper sulphides. This confirmed that the gold may be recovered by gravity concentration and flotation as noted above.

Very few gold grains could be located in the rougher and cleaner scavenger tails to generate a proper gold deportment model, given the low assay. The observed unrecovered gold in the rougher tailings occur as fine gold particles, largely locked or included with larger non-sulphide gangue. Finer grind may be investigated to determine if these fine gold could be liberated and recovered. The gold particles that could be located in the cleaner scavenger tails occur as fine liberated particles or locked with pyrite or gangue.

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5.3 Historical Work

Batch tests, locked cycle then pilot plant work were conducted in the 1960's to determine the metallurgy and develop the flowsheet for the Galore Creek ore. Additional batch testwork was conducted in 1991 to determine the amenability of the ore from the newly identified Southwest zone to the flowsheet determined in the 1960's. The results have been tabulated in Appendix D.

In the 1960's work, the head grade ranged from 0.8% to 2.1% copper. It was generally higher than the 1991 samples and comparable to the 2003 samples. The initial tests determined that a primary grind of 80% passing 150 microns was sufficient for mineral liberation and copper recovery.

Copper recovery appeared to vary with head grade and was high at between 91% and 97%. Concentrate grade ranged from 22% to 30% copper. The pilot plant established the copper recovery at 96% in a concentrate grading 25% copper from a 1.28% copper feed. Gold recovery was 77% in the locked cycle tests and 64% in the pilot plant work.

The 1991 work did not replicate the 1960's results. Compared with the 1960's, the head grades were lower, and the copper recovery and concentrate grade were generally lower at similar process conditions. Finer grinding, additional reagents and flotation stages, and longer flotation times had to be used to approach the 1960's metallurgical performance. Gold recovery was low at 36% to 56%. The poor results were attributed to interference from talc, which was observed in the 1991 samples but not in the 1960's. The occurrence of talc is likely infrequent in the deposit since it was not observed in the more extensive sampling in 1960's and in the 2003 samples. It would likely not impact the commercial scale operation with ore blending at a high tonnage throughput.

5.4 Concentrate Quality

Detailed analyses of the copper concentrate from the 1966 and 2003 programs have been tabulated in Table 5-4 and Table 5-5, respectively.

The analyses showed the concentrate to be relatively clean. The typical deleterious impurities in a copper concentrate, including arsenic, antimony, selenium, tellurium, and mercury, are generally low. Selenium appears to be the only impurity of concern, but it does not appear to be prevalent throughout the deposit as shown by the variable assay in the 2003 concentrates. More studies are required to identify its occurrence and deportment.

5.5 Recommendations

It is recommended that further testwork be conducted to investigate the metallurgy of the overall ore resources based on current test regimes and reagents for copper. Fresh samples from the vicinity of those tested previously should be included in the work for reference. Future work should also include mapping the source of the earlier samples, laterally and at depth, to construct a better picture of how much of the ore body has been tested. From this, it can be determined which areas require testing how samples should be composited to assist in identifying the economic viability of the project over the mine life. The proposed metallurgical test program to advance the project to a pre-feasibility level has been appended in Appendix D.

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Table 5-4: Detailed Analyses of Copper Flotation Concentrate from 1967 Locked Cycle Flotation of Master Composite of Stikine Ore Body

Chemical Analyses

Element	Percent
Copper	24.3
Gold	0.334 oz/t
Silver	4.43 oz/t
Iron	25.9
Insoluble	12.6
Calcium Oxide	1.90
Magnesium Oxide	0.07
Silicon Dioxide	7.18
Arsenic	0.01
Cobalt	0.10
Lead	0.28
Molybdenite	0.043
Nickel	0.03
Selenium	0.02
Tellurium	0.01
Zinc	0.92

Spectrographic Analyses

Element	Percent
Aluminum	1.5
Antimony	0.008
Barium	0.05
Berylium	0.0001
Bismuth	0.005
Columbium	0.002
Cadmium	0.003
Chromium	0.002
Galium	0.001
Indium	0.0005
Potassium	2
Manganese	0.015
Sodium	0.3
Tin	0.0003
Titanium	0.2
Vanadium	0.004
Zirconium	0.025

Not Detected: B, Pt, Re, Ta, W, Y, Ce, Ge, Hf, La, Hg

Notes:

1. Head Analysis of compo: 1.22% Cu, 4.65% Fe, 0.021 oz/t Au, 0.23 oz/t Ag

2. Recoveries:	Cu – 96.7%
Au – 77.14%
Ag – 84.91%
Mass – 4.84%

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Table 5-5: Minor Elements in Concentrates (2003)

Assays
Sample	% As	% Sb	ppm Se	ppm Bi	% MgO	% SiO2	% Co2	ppb Hg	% Cl	ppm F	ppm Te	ppm Pd
Southwest - 437	<0.01	0.02	130	10	1.06	12.0	0.01	<10	0.01	750	9.8	0.45
Central - 438	<0.01	0.01	115	<10	0.07	1.9	0.03	<10	0.01	70	10.3	1.17
Central - 441	<0.01	0.01	330	<10	0.15	4.2	< 0.01	<10	0.01	90	18.8	1.50
Central - 442	<0.01	0.01	190	<10	0.10	2.1	0.02	<10	0.01	60	17.6	2.39

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SECTION 6

PROCESSING

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6. PROCESSING

6.1 Process Description

The process flowsheets, Drawings Nova-F-00, 002 and 003, have been appended in Appendix F, based on an ore processing rate of 30,000 tpd.

The process to recover copper and precious metals from the ore will consist of the typical size reduction operations involving crushing and grinding followed by flotation to produce a copper concentrate containing precious metals. The concentrate will be dewatered via a thickener and filter prior to shipment.

6.2 Crushing

Run of mine ore will be crushed in a single stage using a 5065 gyratory crusher powered by a 373 kW motor. The crushed ore at minus 150 mm will be conveyed to a 200,000 tonnes coarse ore stockpile 30,000 tonnes live capacity. The crusher will operate 24 hours a day every day except for maintenance periods. The coarse ore will be withdrawn at a controlled rate of 1316 tph from the stockpile using two apron feeders and conveyed to the grinding circuit. The apron feeder rate will be controlled by a weightometer on the SAG mill feed conveyor.

6.3 Grinding

The grinding circuit will be a two-stage SAG mill – ball mill circuit. The circuit will consist of a 10.37 m diameter by 4.57 m, 9700 kW primary SAG mill, a 298 kW cone pebble crusher, and two 5.49 m diameter by 9.76 m, 10,444 kW secondary ball mills operating in parallel.

Minus 150 mm coarse ore will be fed to the SAG mill at a controlled rate. Water will be added to the SAG mill to maintain a 70% pulp density in the mill for grinding to 80% passing 850 microns. Lime will be added to the mill to condition the ore for flotation. The ground slurry will discharge over a trommel screen to remove pebbles and extraneous materials. The pebbles will be crushed in a cone crusher prior to recycling to the SAG mill. The trommel screen undersize will be pumped to the ball mill discharge pump box in the secondary grinding circuit.

The two parallel secondary ball mills will operate in closed circuit with a common cyclopac consisting of eight 825 mm cyclones. The discharges from the two ball mills and the SAG mill will be combined and pumped to the secondary cyclopac. The cyclopac underflow will be split between the two ball mills while the overflow will be directed to the rougher conditioning tank. The target size in the cyclopac overflow will be 80% passing 150 microns.

6.4 Rougher Flotation

Secondary grinding cyclopac overflow will be directed to the rougher conditioning tank. Potassium amyl xanthate (PAX) will be added to the slurry in the tank to condition the ore prior to flotation. The conditioned slurry will overflow the tank to one bank of seven 120 m3 rougher tank cells operating in series. MIBC, a frother, will be added to the feed box in the first tank cell. The rougher flotation concentrate from the cells will be combined and pumped to the regrind circuit prior to upgrading in the cleaner flotation circuit. Rougher flotation tails will be pumped to tailings impoundment.

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6.5 Rougher Concentrate Regrind

Rougher concentrate will be pumped to the discharge box of the 3.7 m diameter by 5.5 m ball mill, powered by a 746 kW motor. The regrind mill will operate in closed circuit with a cyclopac comprising two 500 mm cyclones.

The rougher concentrate and regrind mill discharge will be pumped to the cyclopac. Cyclopac underflow will be recycled to the regrind mill while the overflow will be directed to the cleaner conditioning tank prior to flotation. Target grind in the overflow will be 80% passing 75 microns. The finer grind will liberate the copper minerals for upgrading in the cleaner flotation circuit to a marketable concentrate. Lime will be added to the mill to condition the pulp and enhance upgrading.

6.6 Cleaner Flotation

Reground rougher concentrate will be upgraded in two stages of cleaner flotation.

The reground pulp, after conditioning with PAX, will overflow the conditioning tank to first cleaner flotation. This stage will be configured as a single bank consisting of two 30 m3 first cleaner tank cells and one 30 m3 first cleaner scavenger tank cell.

Total feed to first cleaner will consist of the reground pulp, first cleaner scavenger concentrate and second cleaner tails. First cleaner concentrate will be pumped to second cleaner while the tails will flow to the adjoining first cleaner scavenger cell. First cleaner scavenger concentrate will be recycled to first cleaner and the tails will be pumped to the rougher tails pump box to combine with the rougher tails for pumping to tails impoundment.

First cleaner concentrate will be upgraded in the second cleaner consisting of one bank of two 5 m3 tank cells. Second cleaner concentrate will be pumped to the concentrate thickener and the tails will be pumped to first cleaner.

6.7 Concentrate Thickening and Filtration

The second cleaner concentrate will be dewatered in a 12 m diameter thickener to produce a dense underflow at 60% solids density. The underflow will be pumped to the concentrate stock tank. Thickener overflow will be re-used as process water in the plant.

From the stock tank, the concentrate slurry will be batch filtered in a 72 m2 pressure filter to produce a manageable cake for transportation. The filtrate will be re-used as process water in the plant.

6.8 Reagent Systems

Potassium amyl xanthate (PAX), MIBC and lime will be used in the process. Bulk handling systems will be installed to suit the consumption and remote location of the plant.

PAX will be delivered as a powder in 1,100 lb super sacs. It will be dissolved, on a batch basis, in water in an agitated mix tank to a 10% w/w solution. Consumption will be one super sac per day. The mix tank will provide one week's supply of reagent. The PAX solution will be transferred on demand to a day tank located in the flotation area. From the day tank, metering pumps will meter the PAX solution to the addition points in the flotation circuit.

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MIBC will be delivered as a solution in 5,000 gallon tankers and transferred to a holding tank. It will be pumped on demand to a day tank located in the flotation area then metered via individual metering pumps to the addition points. MIBC will be used as is.

Lime will be supplied as quicklime in tankers and transferred to a 100 tonne silo then slaked to a 20% slurry. The slaked lime slurry will be transferred to an agitated holding tank. Lime slurry will be pumped continuously in a closed loop with the holding tank. Lime additions will be pulsed from the loop based on pH control at the addition points.

All reagents and process tankage will be located within containment areas, sized to accommodate 110% of the largest vessel therein, to ensure complete containment in the event of an accidental discharge. Adequate ventilation and fire protection will be provided at the necessary locations.

6.9 Process Design Criteria

Preliminary process design criteria have been developed, based partly on metallurgical testwork results and partly on experience.

Table 6-1: Process Design Criteria

A	GENERAL

	Daily Throughput, Nominal	tpd	30,000
	Hourly Throughput	tph	1,315.8
	Overall Plant Availability, Nominal	%	95
	Ore Solids Density	t/m3	2.70
	Ore Moisture	%	5.00

	Ore Copper Grade, Average LOM	%	0.71
	Ore Gold Grade, Average LOM	g/t	0.47
	Ore Silver Grade, Average LOM	g/t	5.26

	Concentrate Mass Recovery	%	2.80
	Concentrate Production	dry tph	36.84
	Concentrate Production	dry tpd	840.0
	Concentrate Copper Grade	%	30-35

	Copper Recover	%	85-95
	Gold Recovery	%	55-80
	Silver Recovery	%	70-80

B	CRUSHING

	Overall Crushing Plant Availability	%	70
	Crusher Operating Schedule	hrs/day	24

	Primary Crushing
	Crusher Type		5065 Gyratory
	Hourly Throughput	tph	1786
	Discharge P80 , Nominal	mm	150

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	Course Ore Stockpile Capacity	t	200,000

C	MILLING

	Overall Plant Availability	%	94
	Overall Hourly Throughput	tph	131
	Feed Size, F80	mm	15.0
	Product Size, P80	microns	150
	Ball Mill Bond Work Index	metric	15.0

	Sag Mill (Primary)
	Number of Mills		1
	Sag Mill Diameter	m	10.36
	Sag Mill Length	m	4.57
	Sag Mill Motor	kW	9700
	Sag Mill Feed Rate	tph	131
	Transfer Size, K80	microns	850.0
	Pebble Crusher Type		HP400 Cone
	Pebble Recycle Rate	%	10

	Ball Mill (Secondary)
	Number of Ball Mills		2
	Ball Mill Diameter	m	5.49
	Ball Mill Length	m	9.76
	Ball Mill Motor	kW	5222
	Circulating Load	%	300
	Cyclone Overflow, P80	microns	150

D	FLOTATION

	Rougher Conditioner
	Conditioner Feed	m3/h	4058.7
	Residence Time	min	5.0

	Rougher Flotation
	Cell Type		Tank cell
	Number of Banks		1
	Number of Cells per Banks		7
	Cell Volume	m3	160
	Feed Flowrate	m3/h	4059
	Feed Slurry Density	% solids	26.9
	Residence Time, Total	min	17

	Ball Mill (Regrind)
	Number of Ball Mills		1
	Ball Mill Diameter	m	3.7
	Ball Mill Length	m	5.5
	Ball Mill Motor	kW	746

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	Circulating Load	%	250

	Cyclone Overflow, P80	microns	75

	Cleaner Conditioner
	Conditioner Feed	m3/h	367.6
	Residence Time	min	5.0

	First Cleaner Flotation
	Cell Type		Tank cell
	Number of Banks		1
	Number of Cells per Bank		2
	Cell Volume	m3	30
	Feed Flowrate	m3/h	409.5
	Feed Slurry Density	% solids	22.8
	Residence Time, Total	min	9

	First Cleaner Scavenger Flotation
	Cell Type		Tank cell
	Number of Banks		1
	Number of Cells per Bank		1
	Cell Volume	m3	30
	Feed Flowrate	m3/h	363.9
	Feed Slurry Density	% solids	18.1
	Residence Time, Total	min	5

	Second Cleaner Flotation
	Cell Type		Tank cell
	Number of Banks		1
	Number of Cells per Bank		2
	Cell Volume	m3	5
	Feed Flowrate	m3/h	118.7
	Feed Slurry Density	% solids	30.0
	Residence Time, Total	min	5

E	CONCENTRATE DEWATERING

	Thickener Type		High Rate
	Number of Thickeners		1
	Thickener Unit Area	m2/tpd	0.125
	Thickener Underflow Density	% solids	60

F	CONCENTRATE FILTRATION

	Stock Tank Capacity	hr	8
	Filter Type		Larox
	Number of Filters		1
	Filter Feed Density	% solids	60

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	Filtration Rate	kg/m2 -h	600
	Filter Area, Total	m2	72
	Filter Cake Moisture	%	9

G	REAGENT SYSTEMS

	Pax
	Addition to Rougher	g/t	9
	Addition to Cleaners	g/t	1
	Addition to Cleaner-Scavenger	g/t	5

	MIBC
	Addition to Rougher	g/t	30
	Addition to Cleaners	g/t	24
	Addition to Cleaner-Scavenger	g/t	8

	Lime
	Consumption, Grinding	g/t	200
	Consumption, Regrinding	g/t	50

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SECTION 7

INFRASTRUCTURE

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7. INFRASTRUCTURE

Depending on the ultimate route selected, development of the Galore Creek project will require between 72 and 158 kilometers of new road construction through rugged terrain. This dedicated road will connect the mine and processing facilities to inland highways so that employees, consumables and product can be transported safely and efficiently. The other major infrastructure requirement for Galore Creek's development is a power line connecting the site to the BC hydroelectric grid. This line will parallel the access road and will ultimately tie to the BC grid near Meziadin Junction.

A number of alternative road alignments to reach Galore have been proposed since the project was discovered; seven were investigated as part of the scoping study, Two alternative road access concepts (the Northern and Southern corridors) appear technically feasible following Hatch's review and these are both are presented and fully described in this Study.

The Northern access corridor can be described as a route that runs through higher elevation terrain and requires a 14 kilometer tunnel access to the minesite. This option offers a shorter distance for concentrate haulage to the port. The mill and minesite will be connected by a conveyor system to a plantsite and tailings facility on the other side of the tunnel.

The Southern access corridor is a longer route running through lower elevation terrain that runs parallel to the Iskut and Stikine Rivers to join the Eskay Creek mine road. The mill site is located in the Galore valley and tailings in a valley adjacent to Galore called Contact Creek.

7.1 Access Road Options

7.1.1 Summary

Alternative access and power transmission options were assessed on the basis of net discounted costs over a 20 year operating period and considered preliminary capital costs, operating costs and road maintenance expenses. This economic ranking was then reviewed and expanded to consider anticipated environmental factors, operating and construction risks and potential permitting timelines. Environmental values and impacts were incorporated through a review of the regional Land and Resource Management Plan (LRMP) as well as in discussions with Rescan Environmental Consultants (RE).

Using the methodology described, two access options have been identified as significantly superior with the Southern Corridor marginally more attractive than the Northern Corridor. These are shown on Drawing No. A0-C-054, and identified as the:

  Southern corridor: the 158 km road will run almost due west along the Iskut River from the existing Eskay mine road, then north up the Stikine River, east into the Jack Wilson Creek andenter the Galore Creek valley minesite via a short road tunnel.

  Northern corridor: the road will run almost due west from Highway 37 along the More Creek valley to the plantsite located in the upper reaches of the More Creek valley. A 14 km long, 8 mdiameter road/conveyor tunnel will access the minesite.
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Currently, it is envisioned that both access roads will have an 8 meter wide surface allowing 2 lane traffic, except for the major river crossings at the road tunnels, which will be 6 m wide and single lane. Traffic will be radio controlled. Maintaining traffic flow throughout winter will likely necessitate this width of road. Further investigation of traffic restriction points, flow and cycle times is required to confirm road width selection.

The key statistics for each of these options is summarized in Table 7-1.

Table 7-1: Key Statistics for Preferred Options for Access Corridors

Options		Northern Corridor	Southern Corridor
Road access route		More Creek corridor	Iskut/Stikine corridor
Plantsite location		More Creek	Galore Valley
Tailings site location		More Creek	Contact Creek
Transport distance to port	km	291	393
New road/tunnel construction	km	72/17	158/4
Road/tunnel costs	$M	35/124	73/29
Power supply costs	$M	23	25
Portsite costs	$M	4	4
Capital costs, infrastructure	$M	185	131
Operating costs, infrastructure	$M/yr	8.7	10.4

Note: Capital Costs do not include costs for tailings dam, plantsite or minesite support infrastructure.

NovaGold has commenced an extensive program of field wildlife, habitat, and technical investigations to be carried out in 2004, to improve the understanding and quantification of each alternative so that one of the options can be selected to be carried forward into the final Feasibility Study for the project.

Previous studies investigating the viability of the Galore Creek project have considered permanent access and also the potential for barging up the Stikine River. At this point, from a review of the preliminary data and discussions with barge operators in Wrangle and Prince Rupert, it does not appear that ongoing transportation of large loads by barge is a feasible option. No channels are maintained on the Stikine and barges currently do not operate above the Iskut River. Furthermore, the navigation period on the upper Stikine, north of the confluence of the Iskut, is limited to a few months of the year and is complicated by salmon spawning periods as well as marked high and low flow intervals. However, historically equipment has been moved up the river in 100 tonne barges and this option should be investigated, particularly with regards to road, tunnel and minesite construction. This opportunity could decrease the road and minesite construction schedule significantly.

7.1.2 Discussion of Access Alternatives

A review of Galore Creek site access alternatives was carried out. This review was conducted using the approved LRMP document, internal logistics and road building knowledge, contracted tunneling experts, historical data and analysis compiled by Kennecott. The preliminary road routes were developed for each option, and the costs for new road, bridges, and tunnel construction were estimated. The routes

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considered included roads north to Telegraph Creek, west and south to proposed new ports in Alaska and an all river access by barge.

These access options, which incorporated a new US port, were potentially attractive to the project, but were not considered further due to the uncertainties relating to the permitting timeline for this scenario. Previous studies investigating the viability of the Galore Creek project have considered permanent access and also the potential for barging up the Stikine River. At this point, from a review of the preliminary data and discussions with barge operators in Wrangle and Prince Rupert, it appears that only seasonal transportation of large loads by barge would be an option. Further investigation of barging on the Stikine River to deliver materials and equipment for the construction of the mine and road route should be considered as it could potentially dramatically reduce the construction timeline schedule.

7.1.3 Geotechnical Characteristics of Access Routes

The access corridors selected for road and tunnel construction have been examined by BGC Engineering, avalanche experts, tunnel experts and McElhanney Engineering Consultants to support initial road designs and cost estimates. Both road corridors lie in an area of rapid erosion and aggradation and have been designed and costed to withstand significant geo-hazards such as rock falls, avalanche, debris flows associated with spring seasonal thaws and high precipitation events, as well as changing channel banks along streams and rivers. Road alignments and associated cost estimates were prepared following field investigations by BGC and McElhanney. Road distance through various types of terrain ranging from mild to very difficult was estimated and costs were developed by assigning a cost/kilometer to each type of construction environment using actual construction costs in similar terrain as a basis. Operating costs, maintenance and snow removal costs, as well as probable downtime due to hazards were drawn from other operations in the region.

7.1.4 Tunnel Requirements

The Northern Corridor would require the construction of two tunnels: a 3 km long road tunnel midway along the access alignment and a 14km long road/conveyor tunnel connecting Galore Creek to the More Creek plant and tailings site. The Southern Corridor would require a single 4 km road tunnel at the entrance to the Galore Creek valley.

Hatch commissioned two tunneling consultants, Hatch Mott McDonald and Wallia Engineering, to provide evaluations for tunneling costs and logistics, focused mainly on the 14 kilometer tunnel connecting the mine and plant sites in the More Creek corridor option. No field geotechnical or geological investigations have been completed along the tunnel alignment although these investigations were underway during mid-2004. The expected rock types to be encountered comprise mixed volcanic (andesite) and sedimentary (limestone) rocks based on limited existing mapping information. A limited number of fault/shear zones can be expected to intersect the tunnel alignment. The quality and strength of these rocks types are uncertain. Rock quality and strength represent key parameters for TBM tunneling in terms of excavation advance rates and for assessing the requirements for ground support, both of which significantly influence construction costs. The proposed tunnel routing is therefore not optimized.

A significant portion of the tunnel is located beneath a glacier. The tunnel portal elevations are approximately 853 meters above sea level and the maximum overburden cover above the tunnel of approximately 1,400 meters. The cost estimate and the estimated advance rates for the tunnel are based on precedents in similar remote conditions and terrain. Two construction methods, Drill and Blast (D&B) and Tunnel Boring Machine (TBM) were compared. Tunnels of this length are typically constructed by TBM, which offer higher advance rates from a single heading of approximately 30 meters per day,

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compared to approximately 21 meters from twin headings by D&B. Tunneling operations can be carried out year round, and could commence as soon as road access is obtained to the portal location.

An 8 meter diameter tunnel was designed and costed to connect the More Creek plant site with the Galore Creek valley. This will allow access of all selected mining equipment with the conveyor in place.

Allowing for a reasonable level of ground support, and an average TBM advance rate of 21.6 meter per day, it is estimated that tunneling will cost approximately $7.3 million per kilometer length and it is estimated that the 14 kilometer tunnel will take approximately 18 to 22 months to complete. Project costs considering tunnel construction by TBM could potentially be reduced by the use of grid electrical power rather than diesel generators, the installation and use of the ore conveyor for TBM muck removal in place of a temporary contractor system, and the utilization of the 1.3 Mt of tunnel waste for aggregate and tailings dam construction.

7.2 Power Supply

A 30,000 tonne per day facility at Galore Creek is estimated to require 30 to 35 MW of power. Loads of this size can only be supplied cost-effectively from the BC grid as site generation would render the project uneconomic. It is assumed in this analysis that a 138kV transmission line is constructed parallel to the access corridor selected and that this line joins the BC hydroelectric grid just south of Bob Quinn Junction.

Currently, the closest point of the BC Hydro grid is approximately 135km south of Bob Quinn. However the Forrest Kerr hydropower project near Bob Quinn has recently been permitted and appears likely to be developed as part of a BC Hydro Independent Power Producer's initiative. The development of Forrest Kerr will advance the BC Grid northward along Highway 37 and reduce the line construction distance for Galore by approximately 136km resulting in an estimated savings of roughly $15M in capital costs.

7.2.1 Existing Power Infrastructure

The existing B.C. Hydro transmission system consists of the Skeena Substation to Aiyansh Substation transmission line and the Aiyansh to Meziadin transmission line. Both sections have a voltage of 138 kV but have different conductor sizes, which may require additional upgrades to accommodate higher loads.

The Skeena to Aiyansh section utilizes a 623.8 MCM ACSR conductor resulting in a load carrying capacity of approximately 180 megawatts (MW). The Aiyansh to Meziadin section has a conductor size of 266.8 MCM ACSR and has significantly lower load carrying capacity, approximately 100 MW. This limits the line system north of Aiyansh to a total load of approximately 100 MW.

7.2.2 Future Development North of Aiyansh

Coast Mountain Hydro Corp. is proceeding with the Forrest Kerr Hydroelectric Project on the Iskut River approximately 40 kilometer southwest of Bob Quinn Lake and anticipates a 2006 completion. This project will generate 100 MW of power in the summer months when water flow volumes are high but only 10 MW during the winter months when water volumes are substantially less. Given its seasonal nature, this project cannot supply Galore Creek on its own and a connection to the BC grid is required.

To facilitate the Forrest Kerr Hydroelectric Project, B.C. Hydro will upgrade the section of the transmission line from Aiyansh to Meziadin using 623.8 MCM ACSR conductor permitting an increase in

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load carrying capability to approximately 180 MW. For its part Coast Mountain Hydro Corp. will provide transmission facilities from the Forrest Kerr Project to Meziadin Junction via Bob Quinn Lake.

Galore Creek Mine Potential Power Options

The following discussion summarizes the power transmission options:

Northern Access Corridor: Bob Quinn Lake to Galore Creek Mine

This option assumes that the Forrest Kerr Project proceeds and that the BC Grid is advanced northward to provide a system with an approximate capacity of 180 MW at Bob Quinn Lake. The Galore Creek Project would be required to construct 74.5 km of 138 kV transmission line following the More Creek access and 17.5 km of transmission lines through tunnel sections for a total length of 92 km.

Southern Access Corridor: Forrest Kerr Hydro to Galore Creek Mine

The Southern Access Corridor option assumes that the Forrest Kerr Project proceeds and that the BC Grid is advanced northward to provide a system with an approximate capacity of 180 MW at Bob Quinn Lake. The Galore Creek transmission line routing would parallel the proposed Southern Road Corridor along the Iskut River downstream to the confluence of the Stikine River, then follow the Stikine in a northerly direction crossing the Porcupine River, onward in a easterly direction to enter Galore Creek valley and south to Jack Wilson Creek, to the minesite. This would require approximately 151 km of new overhead line to be constructed.

Discussion: Meziadin Junction to Galore Creek Mine

In the absence of the Forrest Kerr hydro power plant, Galore Creek Mine would have to provide a power line from Meziadin to the minesite. This would consist of an additional 135 km of new transmission line following Highway 37 from Meziadin Junction to Bob Quinn Lake, resulting in an additional $14 million in capital expenditures.

7.2.3 Transmission Line Cost Estimates

The following is a preliminary cost breakdown of each route based on an initial review by Ian Haywood International power consultants:

Southern Access Corridor:
Forrest Kerr to Galore	140 km x $126,000/km	= $17.6million
Forrest Kerr to Galore (difficult)	7 km x $222,000/km	= $1.6 million
Tunnel Section	4 km x $518,000/km	= $2.1 million
	Total Estimate	$22 million
Northern Access Corridor:
Bob Quinn to Galore	70 km x $126,00/km	= $8.8 million
Bob Quinn to Galore overhead difficult	4.5 km x $222,000/km	= $1 million
Tunnel Section	17 km x $518,000/km	= $8.8 million
	Total Estimate	$19 million

Meziadin to Bob Quinn line	135 km x $104,000/km	= $14 million

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The cost of a main substation at the Point of Take-off from the main line is estimated at an additional $4 million.

The mine load will largely determine the ultimate sizing and cost of the conductor. A 30 MW load indicates a conductor of approximately 400 kcmil.

7.3 Water Supply

It is anticipated that a wellfield could be established in close proximity to the plantsite that will adequately supply the requisite fresh water needs for the operation, for both process water make-up and potable water.

Decant water from the tailings dam will be recycled as process water to the plant. During initial operations, it is anticipated that process water will be supplied by a combination of wellfields, year round, and from water reservoirs in the spring and summer season.

There will be water significant water management necessary in and around the open pit – this should be collected, channelized and used to generate power on site.

7.4 Port Site

For the purpose of this study, it is assumed that concentrate produced by Galore Creek will be shipped to Asian markets via the Port of Stewart. A preliminary investigation indicates that the present storage and materials handling facilities at the Port of Stewart are adequate to handle the Galore mines concentrate production. For the purposes of the Study, it is assumed that no additional facilities will be required on the basis that:

  Material from Eskay Creek and Huckleberry mines will likely have ceased operations by the time Galore is operational, so that spare storage capacity will be available, and
  Government or Private Investment funds will be available to provide any necessary development at the Port.

7.5 On Site Facilities

Mining and milling operations will require the usual support facilities to sustain the operations, and these are briefly described below. The minesite will contain the following facilities:

  Truck shop, warehouse and mine dry
  Fuel and lube oil storage and dispensing
  ANFO blend plant, likely contractor owned and operated
  Explosives magazine
  Truck wash bay
  Truck ready line

The plant site will contain the following facilities:

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  Crushed ore stockpile and reclaim
  Concentrator and concentrate storage and loadout station
  Camp complex
  Main electrical substation
  Administration offices
  Maintenance shop and warehouse
  Laydown yard
  Process/fire water tank and pump stations
  Emergency generators
  Boiler plant

The mine and plant sites for the Southern access corridor option are both contained within the Galore Creek valley, and are shown in Layout drawings A0-C-050 and A0-C-057.

The minesite for the Northern access corridor option is located in the Galore Creek valley, and the plantsite is located in the More Creek valley. The layout is shown in Layout drawings A0-C-053 and A0-C-055.

7.6 Tailings Dam

7.6.1 Introduction

Several locations for potential mine tailings disposal in the vicinity of the ore deposits at Galore Creek and along the corridor of the proposed More/Sphaler Creek access road were identified. These are shown on Drawing No. A0-C-056. The selected sites for the Northern and Southern corridors are identified as T5 and T10 respectively; each has an estimated potential capacity of up to 500 million tones.

The tailings dam site identified for the Northern corridor option is located in the upper section of the More Creek valley and is close to the watershed divide between the Sphaler and More Creeks. The site offers a relatively low structure and minimum catchment area. The most suitable tailings site for the Southern corridor is located in the Contact Creek valley, about 20km north of the Galore Creek property. The site offers a minimal catchment area, but the valley is narrower and the dam structure will be higher than the More Creek site.

Seven criteria were used for the technical ranking of an appropriate mine tailing facility:

1.	Geo-hazards Susceptibility : Includes natural hazards (e.g. rockslides or adverse geologic conditions) that may affect the safe operation and environmental integrity of the mine tailings facility.

2.	Stream Connectivity: Indication of how well a stream is connected to a major river (Stikine and Iskut Rivers) for which environmental impacts would be severe. A low stream connectivity is preferable.

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3.
Foundations: A measure of permeability of the tailings facility, its susceptibility to liquefaction in case of earthquakes, and the degree of effort required to avoid excessive seepage. Good foundations such as impermeable bedrock were favoured.

4.	Access: The distance and cost of the tailings facility from the minesite.

5.	Catchment Area: A measure of the runoff water that will report to the tailings impoundment during spring melt and flood events. A small catchment area is preferred.

6.	Dam Height: The maximum dam height required to store the life of mine tailings plus flood storage and freeboard.

7.	Earthworks Volume : The volume of dam fill required to store the life of mine tailings plus flood storage and freeboard. A lower earthworks volume is preferred.

Using these criteria, eleven potential mine tailings sites were identified from air photograph interpretation and topographic maps. Once these sites have been selected, Rescan Environmental Consultants are engaged to review each location in light of known or anticipated environmental factors. The two most promising sites will be examined in detail during the 2004 field season and are described herein.

7.6.2 Design Assumptions

The following is a summary of the basic design assumptions used in the technical review of tailings sites:

  The starter dam crest elevation was sized to provide storage capacity for 24 months of tailings and 5 m of operating/emergency freeboard;

  The final dam crest elevation was sized to provide storage capacity for 270 Mt of tailings and 5 m of operating/emergency freeboard;

  A tailings dry density of 1.5 t/m3 was assumed;

  No allowance for beaching losses were made;

  It was assumed that diversion works comprising small dams and ditches would be used to reduce flood storage requirements to 5 m operating/emergency freeboard. It has not been verified that the pond chemistry will allow for direct discharge of supernatant;

  A dam cross section comprising of rockfill dam with a till core and upstream and downstream filters using the downstream method of construction was assumed. A dam crest width of 15 meter, an upstream and downstream slope of 2:1, and 5 m deep key trench was assumed. Nostability assessments have been undertaken to verify the suitability of these side slopes. A stripping depth of 0.5 m was assumed; and

  Diversion dam quantities were determined based on a 5 to 7 m high rockfill dam with a till core and upstream and downstream filters with a 6 m crest width and 2:1 upstream and 2.5:1downstream side slopes. At Site T5, approximately 1,200 m of diversion ditch (approximately50% excavated in soil and 50% excavated in rock) is required. At Site T10, approximately 3,400m of diversion ditch is required (100% excavated in rock).
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Based on there assumptions, the required starter dam and ultimate dam crest elevations and corresponding maximum dam heights were determined and are summarized in Table 7-2 for Sites T5 (More Creek) and T10 (Contact Creek).

Table 7-2: Required Crest Elevations and Maximum Dam Heights

Location	Starter Dam		Ultimate Dam
	Elevation (m)	Height (m)	Elevation (m)	Height (m)
More Creek Area	1,152	22	1,205	75
Contact Creek Area	590	30	687	127

Based on the required crest elevations summarized in Table 7-2 and preliminary dam cross the corresponding starter and ultimate dam earthworks volumes were determined, and are summarized in Table 7-3 for Site T5 and T10.

Table 7-3: Summary of Tailings Dam Earthworks Quantities

Location	Material	Volume (m3 )
		Starter Dam	Ultimate Dam
			Incremental	Cumulative
More Creek Area	Core	135,500	683,500	819,000
	Filter	33,500	535,500	569,000
	Rockfill	106,000	3,905,000	4,011,000
Contact Creek Area	Core	200,000	1,652,000	1,852,000
	Filter	32,000	678,000	710,000
	Rockfill	130,500	9,022,000	9,152,500

7.6.3 Tailings Site Descriptions

  Southern Corridor Option: Contact Creek (Site T-10U & T-10 L)

  Site T-10 in Contact Creek was selected as a potential tailings site if the Southern Access Corridor is chosen. Contact Creek is a tributary of Scud River, which, in turn, flows in a northeasterly direction approximately 25 km from Contact Creek to merge with the Stikine River. A small dam will be required in the upper portion of the Contact Creek watershed with a larger dam located in the lower portion above Contact Creek's intersection with the Scud. There is a small remnant glacier in the upper watershed, which is likely to disappear in the next few decades. Rock falls, debris flows and avalanches are the dominant geohazards in the upper valley, but will not likely impact proposed tailings facility.

  The central portion of the valley is largely U-shaped with some flat valley bottoms, and is largely unaffected by geohazards apart from two large avalanche paths. Both the upper and lower dam sites will be investigated in the field during 2004.

  The foundation soils are likely composed of moraine materials from previous glacial advances, interlayered with colluvial deposits from mass movement processes from the valley sides. These materials would likely be very permeable and require significant seepage mitigation. Overburden

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at the proposed tailings facility may vary between several meters along the upper side slopes covered by tailings to several tens of meters of glacial till toward the valley bottom, all of which will be investigated in the 2004 field program.

  Northern Corridor Option: West More Valley (Sites T-4 & T-5)

  Site T-5 at the headwaters of More Creek was selected by Hatch as a potential tailings site if the Northern Access Corridor is chosen. This site located approximately 22 km east of the proposed Galore Creek minesite and about 5 km east of the proposed More Creek plantsite. The More Creek tailings site encompasses a small lake a large depression directly to the east in the forefield of two receding glaciers. It is estimated that the overburden soils, comprising of bouldery gravelswith lenses of silt and sand, may reach depths up to 10 m, but will average several meters.

  Some mitigation in the form of slope stabilization or deflection berms may be required to protect the tailings from future events. Field studies to examine the structural geology and evaluate the potential rockslide hazard at the north side of the tailings area are planned for the 2004 field season.

  Debris flows from the rock bluffs north of the More headwaters tailings site can likely reach the potential tailings facility. An assessment of debris flow impact potential on the tailings will be undertaken during 2004.

7.6.4 Tailings and Plantsite Management in Avalanche Terrain

A snow avalanche, which runs out into a tailings facility, is a key risk, as a major avalanche would almost certainly generate a wave from the point of impact. Tailings designs in the More Creek Headwaters area and to a lesser extent the Contact Creek will need to anticipate such impacts. Given the topography and snowfall in the Galore Creek area, a field assessment of avalanche hazards along the Northern Access Corridor, in the Galore Creek valley, and in proximity to the proposed tailings and plantsite locations was carried out during February of 2004. Historical photos and records were also consulted in this review. Key findings of the field avalanche assessment are summarized below:

Southern Access Corridor:

  Contact Creek Tailings (T10)

  Snow avalanches are not a major concern in the lower portion of Contact Creek but may be more frequent in the upper reaches of Contact Creek.

  Galore Creek Plantsite

  In terms of areas available for infrastructure placement, a variety of locations free of large destructive avalanches are present over a distance of about 1700 m south of the Central Deposit. Beyond that moraine deposits along Galore Creek then begin to restrict the potential construction footprint.

Northern Access Corridor:

  Proposed More Valley Tailings Location (T5)

  Snow avalanches are a significant concern at this location. Approximately six large south facing avalanche paths are present above the headwaters of More Creek. These are estimated to produce
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large avalanches to the valley floor with moderate frequency (1:10 years). Avalanches would run out with high frequency (1:1 years) on the fans above the valley floor.

  More Creek Plantsite

  The proposed More Creek plant location is on the divide between Sphaler Creek and West More Creek. The terrain is relatively flat and does not appear to be exposed to snow avalanche hazard.
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SECTION 8

ENVIRONMENTAL

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8. ENVIRONMENTAL

The Galore Creek project and its access corridors are located in an area with diverse ecosystems and active physical environments. NovaGold is working closely with the Tahltan First Nation, BC Provincial and, Canadian Federal, as well US and Alaskan State regulatory groups to characterize these ecosystems and to design a development strategy for the Galore Creek project, which recognizes the importance of protecting the surrounding environment.

The successful construction and operation of an open pit mine at Galore Creek will require a careful water management strategy, ongoing characterization and management of waste rock and tailings materials as well as the design and operation of road access corridors which take into account the diverse species, which reside along these corridors. NovaGold will be collecting the baseline data and information required to develop and refine these strategies during 2004 and 2005.

Environmental assessment and permitting of the project falls under the Canadian Environmental Assessment Act (CEAA) and the BC Environmental Assessment Office (EAO). CEAA and the EAO have developed a protocol for collaboration in projects of this scale and both groups are actively engaged in the development of timelines, standards, and review processes at this time. CEAA and the EAO and NovaGold have also engaged Alaskan and US Federal regulators to insure that these groups are allowed to contribute to the review process and that baseline programs will gather data required to satisfy all interested parties.

NovaGold has commissioned Rescan Tahltan Environmental Consultants (RTEC) to carry out the environmental baseline studies and co-ordinate the permitting process on its behalf. The process is prescribed in the Act and decision review periods defined.

The interested parties described above have agreed to work towards the following schedule:

  February 2004: Project Description submitted, which formally initiated permitting. (complete)

  March 2004: draft Terms of Reference (ToR) for Environmental Assessment Application (EAA)– (complete)

  May – September 2004: series of public, First Nations and agency meetings, public comment onToR – (ongoing)

  June – September 2004: Environmental baseline and field studies. (ongoing)

  October 2004: approval of ToR

  June – September 2005: Environmental baseline and field studies

  December 2005: Submit formal application for EAA

  February 2006: Submit concurrent provincial permit applications, EAA accepted and formal review initiated

  March – July 2006: public meetings, review and finalize the EAA.
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  August 2006: refer EAA to provincial ministers

  September 2006: decision on EA certificate.

The CEAA/EAO process encompasses the whole project, including the access road and powerline rights of way. The key environmental issues will likely be the road routing, especially along the Southern corridor; potential ARD in the pit and waste rock dumps and it's mitigation; and tailings dam location siting and design. These issues will be progressively addressed through prefeasibility and feasibility studies planned through 2005 and 2006.

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SECTION 9

PROJECT IMPLEMENTATION SCHEDULE

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9. PROJECT IMPLEMENTATION SCHEDULE

Development of the Galore mine presents some significant construction and logistical challenges, largely due to the lack of access to the area. The critical steps for the development of the project are:

  Progression of project evaluation to Feasibility Study level, and successful project financing.

  Obtaining environmental approval through CEAA and the requisite construction and operating permits. It is likely that the road and powerline right of ways will be advanced under a Special Use Permit (SUP) application.

  Commencing engineering activities timeously, so that long delivery items are available at the necessary time without delaying construction.

  Construction of the access road, bridges and tunnels to the minesite. Powerline construction willl ag road construction.

  Construction of the mine, plant and site facilities.

  Prestripping of the mine, preparation of the waste rock dump, and construction of the tailings dam.

A number of discussions were held with road and tunnel contractors to better determine the likely approach and time for construction, as this component is the key driver of the construction schedule. This is discussed below in the context of each development option. The detailed schedules are shown in Figure 9-1 and Figure 9-2 for the Southern and Northern Corridor options respectively.

9.1 The Southern Corridor Option

The conceptual construction schedule approach for this option is projected to take approximately 36 to 46 months. The access road construction is the critical path activity. The schedule is summarized as follows:

  A road construction camp would be established on the north bank of the Iskut/Stikine river confluence; to which construction equipment would largely be barged and supplemented with some limited helicopter lifts. Winter roads may also be used to accelerate mobilization and access to the Iskut and Porcupine river to construct bridge piers. The access road would be constructed from two headings from this camp to the east up the Iskut and to the north along the Stikine. Construction would also be driven west from the Eskay Creek mine road junction. A drill and blast tunneling crew supported by helicopter would construct the Jack Wilson tunnel in advance of the road construction. Winter construction activities will likely be restricted to construction of the in-stream piers for the Iskut and the Porcupine River crossings, the skidding in construction equipment, and tunneling at the top of Jack Wilson Creek. It is estimated that the access road will take two construction seasons to complete i.e. approximately 2 years.

  Construction of the powerline could lag the road construction so that the line to the minesite is completed in parallel with the road.
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  Once temporary road access to the minesite is available, the benches for the site facilities can be constructed, initially, for the truckshop/warehouse, camp and fuel storage facilities.

  Once permanent road access to the minesite is available, construction of the concentrator buildings and facilities can commence. The focus will be to enclose all buildings before winter, so that installation of the equipment can continue through winter. Due to the distance of the tailings dam from the minesite, it will be necessary to either utilize a fleet of smaller trucks to transport waste from the mine to construct the retaining structure, or to mine material local to the structure.

  Mining equipment will commence prestripping the mine, and stockpiling ore for commissioning. The equipment will be used to prepare the waste rock dump areas.

There are likely opportunities to shorten this timeline by use of winter roads and barging equipment up the Stikine River, that merit further investigation.

9.2 The Northern Corridor Option

The conceptual construction schedule approach for this option is projected lengthen the construction period beyond that of the Southern route used in the base case. The access road and tunnel construction are the critical path activities. The schedule is summarized as follows:

  It is likely that it would only be economically viable to construct the Northern Access road from a single heading. It could be possible to establish a second heading by airlifting constructionequipment to the plantsite to construct an airstrip and then bring in construction equipment, but the camp would have to be supported by air and would be very expensive. Considering a single heading only, the road would be constructed from east to west commencing at Highway 37. Winter construction activities will likely be restricted to construction of the in-stream piers for the Iskut and possibly the More River crossings, and the 3 km road tunnel along More Creek. It is estimated that the access road will take two construction seasons to complete i.e. approximately 2 years.

  Construction of the powerline could lag the road construction so that the line to the plantsite is completed in parallel with the road.

  Once permanent road access to the plantsite is available, the tunnel boring machine (TBM) can be transported to site and construction of the 14 km tunnel into Galore Creek valley can commence. The tunnel construction will take between 18 to 22 months to complete. Construction of the concentrator buildings and facilities can commence at this time. The focus will be to enclose all buildings before winter, so that installation of the equipment can continue through winter. Due to the distance of the tailings dam from the minesite, it will be necessary to excavate material local to the structure for dam construction, or utilize tunnel waste material, if suitable. After the 14 km access tunnel is complete, a crushing and conveying system will be installed to transport ore from the mine to the More Creek plantsite.

  Mining equipment will commence prestripping the mine, and stockpiling ore for commissioning. The equipment will be used to prepare the waste rock dump areas.
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Figure 9-1: Project Implementation Schedule Southern Option

HATCH

GALORE CREEK SCOPING STUDY
NORTHERN OPTION
NOVAGOLD RESOURCES INC.

NovaGold Resources Inc.

ID	Task Name	Duration
1	**Scoping Study**	**6 wks**
2	Completion of Scoping Study	6 wks
3	Issue Final Report	0 wks
4	Project Review	4 wks
5	Approval to Proceed to Feasibility Study	0 wks
6	Approval to Proceed with Road Design	0 wks
7	Approval to Proceed to Construction	0 wks
8	**EA and Permitting Process**	**128.8 wks**
9	Environmental Assessment	128.8 wks
10	Road - Special Use Permit	12 wks
11	Power	15 wks
12	Mining	15 wks
13	**EPCM**	**381.4 wks**
14	**Preliminary Engineering**	**89 wks**
15	Pre-Feasibility Study	37 wks
16	Feasibility Study	52 wks
17	**Detail Engineering**	**137.4 wks**
18	Roads, Crossings and Tunnels (80 km)	12 wks
19	Tunneling (14 km)	14 wks
20	Power Supply	30 wks
21	Process Plant	71 wks
22	Infrastructure	90 wks
23	Mining	80 wks
24	**Procurement**	**89 wks**
25	Mining Mobile Equipment	26 wks
26	Crusher	79 wks
27	Conveyors	83 wks
28	SAG Mill	88 wks
29	Ball Mills	83 wks
30	Flotation	75 wks
31	Pre-Eng Building	68 wks
32	Process Equipment	24 wks
33	**Equipment Delivery**	**10 wks**
34	Process Equipment	10 wks
35	Pre-Eng Building Materials	8 wks
36	**Construction Management**	**246.4 wks**

2004
2005
2006
2007
2008
2009
2010
2011
M J J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D J

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PR315453.001	Project Implementation Schedule	Rev. 0 , Page 9-4
© Hatch 2003/04

HATCH ™
ISO 9001	NovaGold Resources Inc. – NovaGold Canada Inc.
Galore Creek Scoping Study

HATCH

NovaGold Resources Inc.

GALORE CREEK SCOPING STUDY
NORTHERN OPTION
NOVAGOLD RESOURCES INC.

ID	Task Name	Duration
37	Roads and Tunnel	149 wks
38	Process Plant & Infrastructure	145.8 wks
39	**Winter Construction Constraint**	**173.8 wks**
40	Winter (2006/2007)	86 days
41	Winter (2007/2008)	86 days
42	Winter (2008/2009)	86 days
43	Winter (2009/2010)	86 days
44	**Road Construction (Phase 1)**	**39 wks**
45	Mobilization - Bob Quinn Lake road	4 wks
46	Clear & Strip	17 wks
47	**Tunnel**	**24 wks**
48	Mobilization	2 wks
49	Tunnel Construction	20 wks
50	Demobilization	2 wks
51	**Bridges (Phase 1)**	**27 wks**
52	Piers at Iskut Crossing	10 wks
53	Piers at More Creek Crossing	10 wks
54	Temporary Crossing - Bayley Bridges	10 wks
55	Cut & Fill	18 wks
56	Compaction	14 wks
57	**Road Construction (Phase 2)**	**16 wks**
58	Mobilization	2 wks
59	Clear & Strip	6 wks
60	**Bridges (Phase 2)**	**14 wks**
61	Beams at Iskut Crossing	8 wks
62	Beams at More Creek	8 wks
63	Install Bridge Decking	6 wks
64	Cut & Fill	8 wks
65	Compaction	8 wks
66	**Power Supply (108km)**	**137.8 wks**
67	Overhead Transmission	25 wks
68	Overhead Transmission	36 wks
69	Substation and Powerhouse	18 wks
70	**Tunnel to Mine (14.3 km)**	**148 wks**
71	TBM Mobilization to Site & Assembly	23 wks
72	TBM Excavation	520 days

2004
M J J A S O N D
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PR315453.001	Project Implementation Schedule	Rev. 0 , Page 9-5
© Hatch 2003/04

HATCH ™
ISO 9001	NovaGold Resources Inc. – NovaGold Canada Inc.
Galore Creek Scoping Study

GALORE CREEK SCOPING STUDY
NORTHERN OPTION
NOVAGOLD RESOURCES INC.

HATCH

NovaGold Resources Inc.

ID	Task Name	Duration
73	TBM De-mob off Site	21 wks
74	Mine Access	0 wks
75	**Plant Site - Preparation**	**13 wks**
76	Cut, Fill & Compaction	13 wks
77	Airstrip	12 wks
78	Plant Roads	13 wks
79	**Process Plant**	**80.6 wks**
80	Mill Building - General	40 wks
81	Conveyors (Mine via tunnel to Plant)	28 wks
82	Primary Crushing	25 wks
83	Coarse Ore Reclaim	25 wks
84	Grinding	33 wks
85	Flotation	25 wks
86	Conc. Dewatering	15 wks
87	Reagent Handling	12 wks
88	Conc. Loadout	12 wks
89	Plantsite Utilities / Water	22 wks
90	**Infrastructure**	**71.6 wks**
91	Shop & Warehouse	20 wks
92	Truck Shop at Mine	16 wks
93	Laboratory	15 wks
94	Admin Building	18 wks
95	Mine Office	15 wks
96	Water Supply	20 wks
97	Tailings Dam (More Creek)	35 wks
98	Camp	25 wks
99	**Mine**	**71.6 wks**
100	Pre-stripping	60 wks
101	Mine Mobile Equipment delivered to site	6 wks
102	Explosives Factory	15 wks
103	Magazine	16 wks
104	Fuel Storage & Dispensing	12 wks
105	Camp at Mine	10 wks
106	**Commissioning & Start-up**	**15 wks**
107	Commission Process Plant	10 wks
108	Start-up	5 wks

2004
M J J A S O N D
2005
J F M A M J J A S O N D
2006
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2007
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2008
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2009
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2010
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2011
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HATCH ™
ISO 9001	NovaGold Resources Inc. – NovaGold Canada Inc.
Galore Creek Scoping Study

Figure 9-2: Project Implementation Schedule Northern Option

HATCH

GALORE CREEK SCOPING STUDY
SOUTHERN OPTION
NOVAGOLD RESOURCES INC.

NovaGold Resources Inc.

ID	Task Name	Duration
1	**Scoping Study**	**6 wks**
2	Completion of Scoping Study	6 wks
3	Issue Final Report	0 wks
4	Project Review	4 wks
5	Approval to Proceed to Feasibility Study	0 wks
6	Approval to Proceed with Road Design	0 wks
7	Approval to Proceed to Construction	0 wks
8	**EA and Permitting Process**	**128.8 wks**
9	Environmental Assessment	128.8 wks
10	Road - Special Use Permit	12 wks
11	Power	15 wks
12	Mining	15 wks
13	**EPCM**	**329.4 wks**
14	**Preliminary Engineering**	**89 wks**
15	Pre-Feasibility Study	37 wks
16	Feasibility Study	52 wks
17	**Detail Engineering**	**58 wks**
18	Roads, Crossings and Tunnel (150 km)	20 wks
19	Power Supply	30 wks
20	Process Plant	46 wks
21	Infrastructure	44 wks
22	Mining	45 wks
23	**Procurement**	**89 wks**
24	Mining Mobile Equipment	26 wks
25	Crusher	79 wks
26	Conveyors	82 wks
27	SAG Mill	87 wks
28	Ball Mills	83 wks
29	Flotation	74 wks
30	Pre-Eng Building	67 wks
31	Process Equipment	24 wks
32	**Equipment Delivery**	**10 wks**
33	Process Equipment	10 wks
34	Pre-Eng Building Materials	8 wks
35	**Construction Management**	**192.4 wks**

2004 2005 2006 2007 2008 2009 2010
M J J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D J F

Galore Creek - Southern Option (Final).mpp

Page 1 of 3

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PR315453.001	Project Implementation Schedule	Rev. 0 , Page 9-7
© Hatch 2003/04

HATCH ™
ISO 9001	NovaGold Resources Inc. – NovaGold Canada Inc.
Galore Creek Scoping Study

HATCH

GALORE CREEK SCOPING STUDY
SOUTHERN OPTION
NOVAGOLD RESOURCES INC.

NovaGold Resources Inc.

ID	Task Name	Duration
36	Road (Phase 1)	27 wks
37	Road (Phase 2)	33 wks
38	Process Plant & Infrastructure	93.8 wks
39	**Winter Construction Constraint**	**121.8 wks**
40	Winter (2006/2007)	86 days
41	Winter (2007/2008)	86 days
42	Winter (2008/2009)	86 days
43	**Road Construction (Phase 1)**	**44 wks**
44	Mobilization - Stikine River	8 wks
45	Mobilization - Eskay Creek	4 wks
46	Clear & Strip from Eskay Creek (0-50km)	15 wks
47	Clear & Strip from Stikine River (90-130km)	15 wks
48	**Tunnel**	**18 wks**
49	Mobilization	4 wks
50	Tunnel Construction	10 wks
51	De-mobilization	4 wks
52	**Bridges (Phase 1)**	**30 wks**
53	Piers at Iskut Crossing	23 wks
54	Piers at Porcupine Crossing	21 wks
55	Temporary Crossings - Bayley Bridges	10 wks
56	Drill & Blast	26 wks
57	Compaction	10 wks
58	**Road Construction (Phase 2)**	**32 wks**
59	Mobilization	4 wks
60	Clear & Strip from Eskay Creek (50-90km)	14 wks
61	Clear & Strip from Stikine River (130-150km)	14 wks
62	**Bridges (Phase 2)**	**28 wks**
63	Beams at Iskut Crossing	12 wks
64	Beams at Porcupine Crossing	12 wks
65	Install Bridge Decking	12 wks
66	Cut & Fill (Phase 2)	24 wks
67	Compaction (Phase 2)	28 wks
68	**Power Supply (150km)**	**135.6 wks**
69	Overhead Transmission Phase 1	36 wks
70	Overhead Transmission Phase 2	36 wks

2004
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2005
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2006
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2007
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2008
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2009
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2010
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PR315453.001	Project Implementation Schedule	Rev. 0 , Page 9-8
© Hatch 2003/04

HATCH ™
ISO 9001	NovaGold Resources Inc. – NovaGold Canada Inc.
Galore Creek Scoping Study

HATCH

GALORE CREEK SCOPING STUDY
SOUTHERN OPTION
NOVAGOLD RESOURCES INC.

NovaGold Resources Inc.

ID	Task Name	Duration
71	Overhead Transmission Phase 3	12 wks
72	Substation and Powerhouse	18 wks
73	**Plant Site - Preparation**	**13 wks**
74	Cut, Fill & Compaction	13 wks
75	Airstrip	12 wks
76	Plant Roads	13 wks
77	**Process Plant**	**72 wks**
78	Mill Building - General	40 wks
79	Primary Crushing	25 wks
80	Coarse Ore Reclaim	25 wks
81	Grinding	33 wks
82	Flotation	25 wks
83	Conc. Dewatering	15 wks
84	Reagent Handling	12 wks
85	Conc. Loadout	12 wks
86	Plantsite Utilities / Water	22 wks
87	**Infrastructure**	**38 wks**
88	Shop & Warehouse	20 wks
89	Truck Shop	16 wks
90	Laboratory	15 wks
91	Admin Building	18 wks
92	Mine Office	15 wks
93	Water Supply	20 wks
94	Tailings Dam	35 wks
95	Camp	25 wks
96	**Mine**	**60 wks**
97	Pre-stripping	60 wks
98	Mine Mobile Equipment delivered to site	6 wks
99	Explosives Factory	15 wks
100	Magazine	16 wks
101	Fuel Storage & Dispensing	12 wks
102	**Commissioning & Start-up**	**15 wks**
103	Commission Process Plant	10 wks
104	Start-up	5 wks

2004
M J J A S O N D
2005
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2006
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2007
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2008
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2009
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2010
J F M A M J J A S O N D
J F

Galore Creek - Southern Option (Final).mpp
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PR315453.001	Project Implementation Schedule	Rev. 0 , Page 9-9
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HATCH ™
ISO 9001	NovaGold Resources Inc. – NovaGold Canada Inc.
Galore Creek Scoping Study

SECTION 10

CAPITAL COST ESTIMATE

PR315453.001	Capital Cost Estimate	Rev. 0
© Hatch 2003/04

HATCH ™
ISO 9001	NovaGold Resources Inc. – NovaGold Canada Inc.
Galore Creek Scoping Study

10. CAPITAL COST ESTIMATE

10.1 Summary

The base case capital costs for the Galore Creek Project process plant, infrastructure and mining have been estimated in 2Q, 2004 US dollars at a 1.35 CDN$/US$ exchange rate and include no allowance for escalation or exchange rate fluctuations.

Capital cost estimates have been generated for two development options. The base capacity case is for an ore treatment rate of 30,000 tpd. The options considered are summarized as follows:

  Southern Access Option - Access road alignment along Iskut and Stikine Rivers, process plant in Galore valley, tailings dam in Contact Creek.

  Northern Access Option - Access road alignment along More Creek, process plant and tailings dam in More valley, tunnel and conveyor linking mine to plant.

The summary capital cost estimate for the Galore Creek Project is presented in Table 10-1 and reflect an accuracy level of ± 25%, consistent with the scoping study level of engineering effort.

Table 10-1: Capital Cost Summary - Base Case - 30,000 tpd mill ($M)

Description	Northern Option	Southern Option
Plant site	1.3	2.4
Process Facility/Tailings	127.4	90.8
Mine	114.5	114.2
Infrastructure, inc. roads	177.1	124.5
Total Directs	420.3	338.8
Indirects	98.3	86.3
Contingency	102.3	80.7
Total Estimate	620.9	498.8

The base case capital cost estimates for the project options examined are presented in detail in Table 10-2.

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ISO 9001	NovaGold Resources Inc. – NovaGold Canada Inc.
Galore Creek Scoping Study

Table 10-2: Capital Cost Breakdown - Base Case - 30,000 tpd mill

	Northern Option	Southern Option
Plant Site - Preparation
Excavation & Backfill	$923	$923
Plant Roads	$375	$1,450
Process Plant
Mill Building - General	$21,080	$21,080
Primary Crushing	$5,493	$6,387
Coarse Ore Reclaim	$4,230	$4,230
Grinding	$21,504	$21,504
Flotation	$6,104	$6,104
Concentrate Dewatering	$4,375	$4,375
Reagent Handling	$1,354	$1,354
Concentrate Loadout	$2,504	$2,504
Overland Conveyor	$49,615	-
Plantsite Utilities/Water Management	$6,129	$6,129
Infrastructure
Shop & Warehouse	$3,650	$3,650
Truck Shop	$1,741	$1,741
Laboratory	$909	$909
Administrative Building	$764	$764
Mine Office	$414	$414
Plant Access Roads & Tunnels & Bridges	$134,899	$85,559
Power Supply	$24,663	$23,935
Water Supply	$1,409	$1,409
Tailings Dam	$4,970	$17,151
Waste Rock Dam	$1,000	$1,000
Camp	$7,500	$5,000
Airstrip	$180	$80
Mine
Prestripping	$29,000	$29,000
Mine Equipment	$84,316	$84,316
Magazine	$500	$500
Fuel Storage and Dispensing	$672	$336
Total Project Direct Cost (US Dollars)	$420,268	$331,800
Indirect Costs
EPCM	$27,722	$23,392
Construction Indirects	$46,775	$43,462
Commissioning, Start-up, & Vendor Reps	$1,000	$1,000
Spares	$3,914	$1,471
First Fill	$284	$284
Freight	$8,582	$6,718
Owners Costs	$10,000	$10,000
Total Project Indirect Costs (US Dollars)	$98,276	$86,326
Contingency (20%)	$102,320	$80,697
Total Project Costs (US Dollars)	$620,864	$498,823

PR315453.001	Capital Cost Estimate	Rev. 0 , Page 10-3
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ISO 9001	NovaGold Resources Inc. – NovaGold Canada Inc.
Galore Creek Scoping Study

10.1.1 Scope of Estimate

As is appropriate in a Scoping level study capital cost estimates includes all project costs applicable for implementation of Galore Creek Project, based on scoping level engineering. No field geotechnical work has been conducted on the tailings dam, waste rock, plantsite or tunnel areas to date. Direct costs include all of the equipment, materials, and labour associated with the physical construction of the plant, and include the installation labour for installation of equipment and procurement, fabrication and installation of bulk materials.

10.2 Basis of Estimate

The capital cost estimate is based on the following project data:

  Preliminary Process Design criteria, based on the metallurgical design data and testwork available.

  Preliminary Process flowsheets.

  General arrangement drawings of plant site and concentrators.

  Preliminary sizing and selection of major equipment.

  Budgetary quotations from vendors for major equipment only.

  In-house historic cost data for balance of equipment.

  Factors applied for piping, electrical and instrumentation, based on experience with similar projects.

  Benchmark cost data for roads and bridge construction from BC Contractors familiar with other, remote mining operations in BC and from Eskay Creek Mine.

A labour rate of $30 to $44/hr was used in this estimate, depending on trade classification, based on prevailing local rates used by BC Contractors and current operations at Eskay Creek and Kemess mines.

This estimate has been prepared using a combination of quoted, estimated and factored costs to provide a level of accuracy of ± 25%. All costs herein are quoted in 2nd Quarter 2004 $US and an exchange rate of CDN$1 = US$0.75.

10.3 Capital Cost Estimate Detail

The detailed cost estimate schedules for the two alternative base case options are presented in Appendix A.

10.3.1 Direct Costs

The major criteria are as follows:

  Earthworks, concrete and steel quantities were derived from Material Take-Offs (MTO's) ofsimilar sized concentrators.

  Site locations and foundation estimates were selected and defined using regional maps andphotographs and have not been verified in the field with geotechnical investigations.
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ISO 9001	NovaGold Resources Inc. – NovaGold Canada Inc.
Galore Creek Scoping Study
  Average ground conditions have been assumed for estimating civil and structural designs and costs

  Major process equipment was priced using budgetary quotations.

  Major building costs were taken from similar projects, whereas permanent camp costs were obtained from a vendor phone quote.

  Powerline costs were provided by IHI based on regional experience.

  Road construction costs were provided by McElhanney following a field survey.

  Tunnel costs were based on TBM and were provided by Hatch Mott MacDonald.

10.3.2 Mine

Scoping level operating and capital costs have been estimated from similar sized operations using a truck and shovel mining fleet. Operating and capital costs are order-of-magnitude for a scoping level of Study (i.e., ± 25%).

For the base case options (30,000 tpd), mine capital costs are estimated as follows:

Table 10-3: Mine Capital Cost Estimates

	Size	Units	Unit Cost M$	Total Cost M$
Equipment Fleet:
Haul Truck, 2700 HP	240 tonnes	21	$2.8	$58.8
Excavator, 1880 HP	23 m3	3	$3.8	$11.4
Wheel Loader, 690 HP	10m3– 15m3	1	$2.6	$2.6
Track Dozer	388 kW	5	$0.8	$4.0
Rubber Tire Dozer	161 kW	3	$0.2	$0.6
Grader	160 kW	3	$0.47	$1.4
Drill, Blasthole	254 mm	2	$0.7	$1.4
Drill, DTH	150 mm	1	$0.6	$0.6
Ancillary Equipment/Light Vehicles	-	-	-	$3.5
Total Mobile Fleet				$84.3
Pre-Production and Pioneering Access				$29.0
Mine Infrastructure: Magazines, Fuel Storage				$0.8
TOTAL MINE CAPITAL ESTIMATE				$114.1

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ISO 9001	NovaGold Resources Inc. – NovaGold Canada Inc.
Galore Creek Scoping Study

10.3.3 Indirect Costs

The following allowances have been used for indirect cost estimation.

EPCM	15% of direct costs, based on Typical North American Constructor.

Contractor Indirect Cost	12% of direct costs based on Typical North American Constructor, remote location.

Freight	5% direct costs, based on Hatch experience.

Spares:	An allowance for spare parts has been included in the estimate, as well as the first fill for reagents and ball charges.

Commissioning and Start-up:	An allowance has been made for vendor assistance for start-up of the major equipment.

Taxes:	Sales taxes are deemed net zero cost to project capital costs.

Owner's Costs:	An allowance has been made based on historical data for recruiting and training for the Owner's commissioning and operating team, and to cover the costs of building up and training the team prior to start-up.

10.4 Contingency

The intent of the contingency is to cover items that cannot be accurately estimated and it should be assumed that the contingency will be spent. The contingency allowance included here specifically excludes scope changes and technical project risks.

The contingency allowance is evaluated for each area based on the perceived level of accuracy of the estimate. Generally, the level of uncertainty associated with costs for major earthworks and tunneling etc. is significantly higher than for equipment. Hatch considers a contingency level of 20% appropriate for this level of study.

10.4.1 Capital Cost Exclusions

The following costs have been excluded from the scope of the capital cost estimate and are considered to be the owner's cost risk unless otherwise noted:

  Project financing costs
  Schedule acceleration costs
  Sunk costs
  License fees
  Environmental permitting
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HATCH ™
ISO 9001	NovaGold Resources Inc. – NovaGold Canada Inc.
Galore Creek Scoping Study

10.4.2 Access Road

Cost estimates for the access road and tunnels were developed as follows:

  Roads, crossings: unit capital costs for roads and bridges were developed in consultation with a number of contractors familiar with road costs for Eskay Creek, Kemess, Huckleberry and Tulsequah Chief mines. McElhanney Engineering, a road design contractor active in this area, conducted an aerial survey of both alignments during June 2004 and provided additional preliminary design costs and data. The costs used were weighted to the estimated lengths of existing road upgrade to drill and blast, end haul construction and amount of estimated drill and blast rock work required. The road construction unit rates estimated in this Study varied from $23K/km to $185K/km. Bridge unit costs of $7K/m for bridges exceeding 24 m span and $4.6K/m for shorter spans, were used.

  Tunnels: costs for the long conveyor tunnels were estimated by comparison with previous tunnelling studies and confirmed by WE & HMM, recognized tunneling consultancies. An average cost of $7250/m was used for the 8 m diameter conveyor tunnels.

10.4.3 Powerline

  Power line: IHI provided preliminary costs for constructing an overhead 132kV line from the existing BC Hydro station at Meziadin Junction to the minesite, a distance of some 290 km. In all of the cases considered, it was assumed that the mine power line would connect to the BC. Hydro grid near the proposed Forrest Kerr hydro power station, and the line would essentially follow the road alignments.

10.4.4 Tailings Dam

Based on the air photo review undertaken for the Study area, it has been assumed that sufficient quantities of rockfill, till core material, and filter materials can be borrowed within reasonable haul distances from the tailing and diversion dam location for both More Creek and Contact Creek sites. It has been assumed that drilling and blasting of the rock will be required for rockfill and filter processing. However, it maybe possible to utilize pre-stripping rockfill provided the material is shown to be non-potentially acid generating (NPAG) and within reasonable haul distance to the tailings sites.

Unit rates for the earthworks materials have been estimated based on previous experience. Based on the earthworks volumes summarized in Table 7-3 and applicable unit rates, the total earthworks costs for the starter dam and ultimate dam are provided in Table 10-4.

Table 10-4: Summary of Tailings and Diversion Earthworks Costs

Location	Starter Dam (million US$)	Ultimate Dam (million US$)
		Final total
More Creek	4.65	53.0
Contact Creek	5.4	107.1

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HATCH ™
ISO 9001	NovaGold Resources Inc. – NovaGold Canada Inc.
Galore Creek Scoping Study

10.5 Sustaining Capital

An allowance for sustaining capital requirements through the project life has been included relating to mining and plant replacements and updates and tailings dam expansion. In this regard, we have assumed that engine rebuilds will be emphasized rather than purchase of completely new units every 5 – 7 years (approximately 45,000 hours) (the cost to overhaul a truck is in the 35% of original purchase price range). Truck frames should be good for 15 to 20 years (longer than the 15 years budgeted for sustaining capital). Regular maintenance practices are included in the operating costs.

Tailings dam expansions have been estimated for the basic production cases on the basis of expansions every (3) years, the costs of which are shown below:

Table 10-5: Tailings Dam Sustaining Capital Requirements

Description	Options
		More Creek	Contact Creek
Capacity required	Mt	230	230
No. of expansion phases		6	6
Estimated direct cost of tailings expansion per phase	$M	8	17

PR315453.001	Capital Cost Estimate	Rev. 0 , Page 10-8
© Hatch 2003/04

HATCH ™
ISO 9001	NovaGold Resources Inc. – NovaGold Canada Inc.
Galore Creek Scoping Study

SECTION 11

OPERATING COST ESTIMATE

PR315453.001	Operating Cost Estimate	Rev. 0
© Hatch 2003/04

HATCH ™
ISO 9001	NovaGold Resources Inc. – NovaGold Canada Inc.
Galore Creek Scoping Study

11. OPERATING COST ESTIMATE

11.1 Summary

The operating cost for the two base case process options are summarized in Table 11-1. Detailed operating costs are presented in Appendix B.

Table 11-1: Operating Cost Summary - 30,000 tpd ($000's)

		Northern Option	Southern Option
G&A		US$/t ore	US$/t ore
	G&A Labour	0.19	0.19
	Direct	0.80	0.81
	S/Total G&A	1.00	0.99
Mining		3.21	3.21
Process	Process Labour	0.64	0.65
	Consumables	1.21	1.21
	Power	0.94	0.94
	Conveyor & Tailings	0.26	0.07
	S/Total Process	3.05	2.87
	Total Minesite Cash Cost	7.26	7.07

11.2 Basis of Estimate

Data for this estimate was based on a combination testwork data and Hatch's experience with similar operations.

11.2.1 General and Administrative Costs

These costs cover the administrative and senior technical positions, personnel transport, insurance costs, warehouse, security personnel and operation of surface vehicles. Key assumptions are:

  Personnel salaries and manning levels, consistent with current similar operations in BC.

  Property taxes and other direct cost elements are commensurate with those for other central BC mines.

  Crew transportation costs are based on charter flights from Bob Quinn to regional centers every 2 weeks, and bussing to regional centers once a week.
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11.2.2 Process Plant

The process plant operating costs cover all unit operations. Total process plant manpower requirements are estimated at 122 personnel for the mill.

Processing costs include all consumables and maintenance in the processing circuits, plus reagent handling and mixing. Budgetary reagent and consumable unit costs were obtained from vendors.

Transportation costs have been estimated for a combination of delivery by rail to Hazelton followed by road to site. Power consumption was calculated based on factoring up from the installed grinding power within the process plant and equipment identified on the equipment list. Actual power consumed was factored from the projected connected load. Power consumption costs were estimated on the basis of 2.6 c/kwh and a demand charge of 28% of the consumption charges, based on experience from other operations in BC, and assumes escalation of the current rates by the recently stated projected BC Hydro rate increases. Power consumption costs were estimated for the entire minesite.

Process plant maintenance in terms of spares and components has been estimated at approximately 10% of the total process operating cost.

Additional costs have been included in the More Creek option for the additional conveyor transportation of ore to the concentrator, based on recent historic data.

11.2.3 Mine

Operating costs per tonne of material moved have been generated from manpower and consumable estimates for individual work elements such as Drill & Blast, Loading, Haulage, Re-handling, and Maintenance. Average labour costs of $53,000 per man-year have been used with fuel estimated at $0.40 per litre. Material and labour unit costs are based on current conditions and quotations from equipment suppliers. Burdens of 40% included, however no specific allowances for turnover have been included.

Operating costs assumes allowances for re-handling of stockpiled material will be required. Operating costs have been benchmarked against operations in Canada and Alaska for consistency.

It is assumed that the mine will operate 365 days per year over 12 months on a 2-shift basis (and a 4 day on, 4 day off North American style of shift cycle). An allowance of 15 days lost owing to snow conditions has been assumed.

Total mine manpower has been estimated at 241 including staff (on and off-site total in Year 3).

Life-of-Mine (LOM) operating costs estimated for the Base Case are as follows:

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Table 11-2: Mine Operating Costs

Mining Activity	$/t Moved
Roads, Dumps, Support Drill & Blast Loading & Hauling General Mine Expense Total/ tonne Moved Total/ tonne Milled	$0.18 $0.19 $0.72 $0.10 $1.19 $3.21

Drilling and blasting costs have been reduced by 10% in the first 5 years of the operation to reflect anticipated easier ground conditions, however this will require confirmation at the next study stage.

Where handling of low-grade stockpile is required, an allowance of $0.50 per tonne of material handled has been applied in addition to the base mining cost above. The estimated mine operating costs reflect the scoping level of the mine design and the production rate projected for the open pits, and the costs are considered achievable compared to other Central and Northern British Columbian operations. Although no specific allowances have been included for snow removal nor water pumping, productivity allowances for major pieces of equipment are generally on the conservative side and so will balance any additional costs in those areas; in addition, a total of 15 days have been assumed lost in an operating year, an estimate that will require more detailing at the pre-feasibility stage.

11.2.4 Concentrate Transportation to the Port

Unit rates for concentrate haulage by truck were obtained from a number of haulage contractors with this experience. A haulage rate of 9.3 c/t km was used, and applied to the total haulage distance from the minesite to the port of Stewart. No backhaul credits were included at this time, although this represents an opportunity. Loading and storage costs of $6 – 7 per tonne of concentrate have been included in the cashflow forecast model.

11.2.5 Road Maintenance/Snowclearing

Costs for road snowclearing were obtained from discussions with Eskay Creek mine, as well as other central BC mines. A rate of $22,700/km/year of "high" elevation road and of $7,100/km/year of "lower" elevation road was used for this estimate.

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11.3 Manning Levels

The estimated direct manning levels for the operation ore summarized below in Table 11-3, and does not include personnel for operating the camp, concentrate haulage, periodic tailing dam expansion or mill relining, all of which are assumed to be contracted services.

Table 11-3: Manning Levels

Area	Function	Number
G&A	Administration	9
	Information Systems	3
	Material Management	5
	Human Resource	3
	Safety	8
	Site Services	1
	Environmental	3
	S/Total G&A	32
Process	Operations	59
	Maintenance Services	53
	Technical	4
	Warehouse	6
	S/Total Process	122
Mine	Operations	128
	Maintenance	65
	Technical	48
	S/Total Mining	241
Total Direct Mine Operations		395

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SECTION 12

MARKETING AND TRANSPORT

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12. MARKETING AND TRANSPORT

Copper prices have recently recovered from near historic low levels with demand driven by Chinese consumption. It is considered likely that the current copper price level will gradually stabilize at about 90c/lb. Concurrently with the rise in the copper price, it is likely that copper smelter charges, TC and RC's, will also rise in the order of $75/t and 7.5c/lb respectively. The improvement in the global economy, particularly in China, has lead to a substantial increase in the cost of ocean freight, and costs in the order of $32/t are forecast.

12.1 Market Background And Price Outlook for Copper

12.1.1 Global Refined Copper Market

Strong demand from China in particular and Asia in general have pushed up metal premiums and drawn down stocks. Mines are being re-activated and smelters and refineries running flat out at least to the extent that feed is available.

While copper consumption declined during 2001, copper production continued to increase at a brisk pace and the copper market shifted to a large surplus from a significant deficit in 2000. The copper price market level through about Q3 2003 proved unsustainable as strong demand in the face of production losses won the day. By February 2004, the price reached about $1.40/lb, a level that was totally unexpected a few months earlier.

The prices are shown in Table 12-1 below are an indication of what may be expected if the consumption/production numbers prove to be in line with the forecasts shown.

A copper price in the range of 85-90 c/lb seems reasonable for the purpose of this Study, especially given the timing of the project. The price suggested by the external consultant for long term use is $1940/t ($0.88 per lb) (in 2003 constant $). The average copper price over 2001-2010 is 95.3 c/lb, based on actual prices and the estimates shown.

Table 12-1: Global Production - Consumption Balance
(Thousand tonnes refined copper)

	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Copper Production	15,633	15,353	15,191	15,950	17,413	17,992	18,972	20,156	20,345	21,247
Copper Consumption	14,721	15,103	15,777	16,920	17,827	17,721	18,789	19,932	19,950	21,284
Balance: Surplus/(Deficit)	912	251	(585)	970	(414)	270	183	224	395	(37)
Inv. End Year:	3,858	4,109	3,523	2,553	2,139	2,410	2,593	2,817	2,212	3,175
Copper Price (US c/lb)	71.6	70.7	80.7	123.9	115.3	104.9	109.8	105.7	85	85.1

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12.1.2 Outlook for Copper Mines

Although there are no significant projects yet to be announced, there are several junior mining companies in North America and around the world studying smaller projects. If prices continue hold at present levels some of these will likely be developed. It is expected that mine capacity growth will pick up over 2006-2008, with Igarape Bahia and Project 118, then later also Alemao, Cristalino and Salobo in Brazil, Gaby and other leach projects, Escondida tailings and also the Pelambres expansion in Chile; Las Cruces in Spain and probably also a big expansion at Olympic Dam and also Konkola.

High prices from Q3 2003 through to around 2008 will lead to a surge in greenfield project development. Familiar projects like Agua Rica, El Pachon, Quellaveco, Majistral, La Granja, La Granja Deep will doubtless be re-examined, but in competition with newer ones like Turquoise Hill, Phoenix and Cerro Corona. By 2009-2010, over-capacity can be expected to gradually re-emerge, taking prices somewhat lower.

12.1.3 Outlook for Copper Smelters

The concentrate market at present is in deficit and is expected to be in near balance for several years. Until mine production catches up it will be difficult for smelters to access additional concentrate.

Notwithstanding the current short supply of concentrates, smelter expansions have recently been completed (Birla in India, several in China, the Toyo smelter in Japan). New expansions continue to be planned (Sterlite in India and more in China).

12.2 Copper Price Summary and Recommendation

Following the copper consumption decline 2001 in face of rising production, the copper market shifted from a significant deficit in 2000 to a large surplus in 2001. Inventories increased steadily from March 2001 until April 2002 with reported stocks rising over a million tonnes. This resulted in a dramatic fall in copper price with a low of 63 cents in October 2001. Production curtailments by a number of producers, along with strong demand for copper in China stabilized prices in 2002 and the beginning of 2003.

BME ‘s forecast over the period 2004 to 2010 averages just over a dollar per pound in dollars of the day.

For project evaluation and considering the time frame of this mine, a copper price of $0.88 to $0.90 per pound in 2004 constant dollars seem realistic.

12.2.1 Historical Metal Prices

The following is a record of annual copper and precious metal prices over the period 1993/2003 in dollars of the day (actual price) in US cents per pound and of annual gold and silver prices in US dollars per troy ounce.

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Table 12-2: Copper (LME Settlement)

Year	1984	1985	1986	1987	1988	1989	1990	1991	1992	1993
US$/lb	0.626	0.649	0.623	0.801	1.135	1.29	1.212	1.063	1.04	0.812
Year	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	1994-2003 Ave	1984-2003 Ave
US$/lb	1.047	1.332	1.041	1.033	0.750	0.712	0.823	0.716	0.707	0.807	0.897	0.911

Copper averaged $0.911 over the 20-year period 1984 to 2003 and $0.897 over the 10-year period 1994 to 2003 in dollars of the day.

12.3 Smelter Terms

12.3.1 Copper

Treatment charges for copper concentrates in 2004 at TC/RC of around 44/4 ($44/dmt, $0.04/lb copper) are well below long term trend numbers. Today competition for limited concentrates supplies has resulted in treatment and refining charges falling to historical low levels. However this level is not sustainable and there will be pressure to increase treatment charges and raise penalties. The use of historic term trends is suggested as a guide to future levels. Historic data presenting the 20 year average prices are shown in Table 12.3 -1, showing a 20 year average TC of $76/dmt and an RC of 7.6 c/lb copper.

As the concentrate market moves to a more balanced position over the next few years, treatment and refining charges can be expected to return to levels that are more normal by historical standards than the current very low terms. However, there may be further downward moves in charges in the near term.

Table 12.3 -1:Annual Contract Concentrates TC/RC 1984 to 2003 (US$)

Year	1984	1985	1986	1987	1988	1989	1990	1991	1992	1993
TC US$/ dmt	55	52.5	65	70	70	75	70	72.5	100	100
RC USc/lb	5.50	5.25	6.50	7.00	7.00	7.50	7.00	7.25	10.00	10.00
Year	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	1984-2003 Ave	1994-2003 Ave
TC US$/ dmt	82.5	70	92.5	105	99	67	66	75	69	58	75.7	78.4
RC USc/lb	8.25	7.00	9.25	10.50	9.90	6.70	6.66	7.50	6.90	5.80	7.60	7.80
© Sources: Bloomsbury Minerals Economics Ltd and various

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Table 12.3 -2:Annual Contract Concentrates TC/RC (US$)

Year	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	Ave
TC US$/ dmt	75	69	58	46	60	70	75	85	70	80	68.8
RC USc/lb	7.50	6.90	5.80	4.00	5.50	6.00	7.00	8.00	6.50	7.50	6.47
© Source: Bloomsbury Minerals Economics Ltd.

Table 12.3 -3:Spot Concentrates TC/RC CIF Shanghai (US$)

Year	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	Ave
TC US $/dmt	62.5	32.92	17.29	16.67	74.17	50	80	95	60	90	57.85
RC USc/lb	6.25	3.29	1.73	1.67	6.44	4.75	6.25	6.75	5.50	7.00	4.96
© Source: Bloomsbury Minerals Economics Ltd

For feasibility study purposes, a treatment charge of $75/dmt concentrate and refining charge of 7.5 c/lb of payable copper is recommended, along with price participation of ±10% from a base price of 90 c/lb.

Annual contract numbers for 2003 ranged from about $58/dmt for treatment and $0.058/lb for refining for contracts negotiated at the start of the year and to about $47/dmt and $0.047/lb for contracts negotiated mid-year.

Such terms are marginally lower in 2004 in the low to mid 40's and 4's. Annual terms generally in recent years have included price participation at plus/minus 10% basis a copper price $0.90/lb. In 2004, some contracts have a "neutral zone" between $0.80 and $1.00 over which price participation is not applicable. In addition, in some cases the amount of price participation is capped in both directions. Forecast TCRC's for the next 5 years are shown in Table 12.3 -2, indicating higher rates than currently, but in line with the 20 year historic average.

12.3.2 Copper Smelters Terms

There follows a summary of terms applicable for an evaluation of copper concentrates. Based on the information available at the time of this report preparation, it is unlikely penalties will be applicable but for the record, some typical penalties are included. This, however, is subject to review once more assays are available. It should also be noted that penalties vary with the market and the capability of particular plants.

In discussing treatment charges, mention was made that various charges having an economic effect are a matter of negotiation and therefore the charges shown below are typical as to what may be expected over the longer term. Price participation has for many years been, as shown below ± 10% at $0.90/lb. However in 2004, the formula was –10% < $0.80 and + 10% >$1.00. It is too early to say if this will apply in future years.

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One point always of interest, in looking at terms is the question of payment for platinum and palladium in copper concentrates. Generally, most smelters do not pay for low levels of say 1 to 2 grams which if it was gold would be payable. At certain smelters, where there is recovery, some indirect recognition in other terms could be on the table. Some smelters have been looking for concentrates with levels of say 50 to 100 grams and in which case payment around 70 to 80% might be achievable.

The commercial terms for treatment and refining of copper concentrates are summarized below.

Payable Metals

Copper	Deduct 1 unit and pay for balance of content with refining charges of $0.075/lb
Silver	If over 30 grams per dmt, pay 90%, with a refining charge of $0.40/oz
Gold	< 1 gram per dmt, no payment
1 to 3 grams per dmt, pay 90%
3 to 5 grams per dmt, pay 93%
5 to 7 grams per dmt, pay 95%
7 to 10 grams per dmt, pay 96.5%
10 to 20 grams per dmt, pay 97%
Over 20 grams per dmt, pay 97.5%
Refining Charge $5.50/oz

Deductions

Treatment Charges	CIFFO main Asian port parity, $70/dmt

Price	Plus/minus 10% basis $0.90/lb
Participation

Penalties	Arsenic	$3.00 per 0.1% over 0.2%
	Antimony	$3.00 per 0.1% over 0.1%
	Lead	$3.00 per 1% over 2%
	Zinc	$3.00 per 1% over 4%
	Mercury	$0.20 per ppm over 20 ppm.
	Bismuth	$5.00 per 0.1% over 0.05%
	Selenium	$3.00 per 0.01% over 0.05%

Payment

Provisional 90% on arrival of an ocean vessel, which for average tonne deemed to be 45 days after production. This deemed time may vary once production volume and shipment size and frequency is determined. Final 10% balance when all facts known deemed to be 150 days after production.

12.4 Market and Transportation Logistics

Galore Creek concentrates will either be exported to potential customers in Asia or possibly moved to markets in Eastern Canada. To service overseas markets, concentrates will be trucked to Stewart BC. Stewart is BC's most northerly ice free port and is capable of accommodating large ocean going vessels.

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Given the potential monthly production of between about 20,000 and about 55,000 dry tonnes per month, shipments of about 10,000 to 40,000 wet tonnes will be needed. On this basis, Galore will need about 30,000 to 40,000 tonnes storage at the port. It should be noted that mine storage of perhaps 5,000 to 10,000 tonnes could well likely be needed to provide surge capacity.

At Stewart, there is an existing concentrate loader and at present, two storage sheds capable of holding over 30,000 tonnes. This storage is now used for Eskay Creek and Huckleberry productions, both of which currently have mine lives remaining of about two years.

Such storage capacity may be available, depending on Galore start-up and the closing of these mines. However, there are other projects in BC, which are potential shippers through Stewart. There is room to construct additional storage facilities. If an additional warehouse was necessary, Stewart Bulk Terminals would likely finance construction of the shed at its cost, and amortize against throughput.

12.4.1 Canadian Markets

This will require rail movement of the concentrate directly to the smelters by rail directly to customers (Hudson Bay or Noranda). This would require a transfer facility at Kitwanga from truck to railcars. Given the relative cost of accessing these markets, this option was not considered in the economic analysis.

12.4.2 Ocean Freight

Ocean freight costs have been discussed with Simpson, Spence and Young (Canada) – SSY, the Canadian arm of the world's largest privately owned shipbrokers in the world with branches around the globe.

Over the last 12 months or so ocean freight rates have risen to levels which are two to three times those seen in recent years. For guidance, for parcels around 10,000 wmt, until the last year or so, rates have been about $20 per wmt off the west coast of North America to Asia and about the same level off the East coast to Europe. Today rates of $50 to $60/t are more normal. Charts of ship hire costs or freight rates for a particular route show almost horizontal lines over the ten years or so prior to mid 2003 and then show a rapid rise.

All shipyards are full and new vessel supply is ongoing. However, conventional wisdom is that rates will stay high through 2004 and into 2005. However, shippers who are ready today to contract for say three to five years are able to achieve rates substantially below today's levels.

In the light of this background, NSA suggests using long term rates above historic levels, but below today's. Rates will vary with load port and destination and the number of discharge ports.

SSY suggest for 25,000 to 30,000 wmt shipments, rates out of Stewart are likely to be in the $30 to $35 per wmt range, basis one port load and one port discharge.

For purposes of planning, a freight rate of $32 per wmt in constant 2004 US dollars is suggested –equivalent to $34.78 per dry tonne with moisture content of 8%.

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12.4.3 Logistics Costs Summary

Costs are summarized in the Table below.

	Trucking $/wmt	Terminal Costs $/wmt	Ocean Freight $/wmt	Total $/wmt	Total $/dmt
Stewart Bulk Terminals	30 - 37	6 - 7	32	67 - 76	74 - 84
Eastern Canada	81 - 89			81 - 89	90 - 102

The above rates are based on discussions with various transportation companies and should be accurate within 10 - 15% depending on, among others things, conditions of roads and production quantity. Transportation costs for Eastern Canada include trucking to Kitwanga, transfer costs and rail.

12.5 Other Offsite Costs

Losses

Handling losses are likely to be about 0.1 to 0.3% .

Insurance

The seller bears the insurance to market. Generally, inland cover from the minesite to smelter or port is under the mines general insurance and likely will be about 5 cents per $100 of value. Cover from the port of loading to the discharge port requires marine insurance. The rate is market driven and the premiums are assessed depending on volume, type of movement and other factors. Ocean marine insurance rates currently run between 10 – 15 cents per $100 of value. Seller may also need to cover charterers' liability insurance which would be about $0.50 per dmt.

Supervision And Assaying (Umpires)

This is not a set figure and will depend on various factors but should amount to about $0.50 to $1 per dmt.

Selling

In essence there are two alternatives:

  Appoint an independent third party as agents

  Undertake in-house marketing
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In-house Marketing through the appointment of full time personnel may well be a viable option if the production volume is at the upper end of the range.

A practical alternative is to outsource the marketing function. Without seeking outside quotations, for copper concentrates, sales commissions are usually about 1% to 1.5% of the net smelter return. This assumes a third party would handle all logistics and administration as well as contact negotiations and includes normal sales expenses, incurred by such party. However, the commission will likely be volume or value related and subject to a scale.

In summary, the cost of marketing including negotiation of initial contracts, maintenance negotiations (periodic negotiation of terms), contract administration including fees and travel etc. would be in the range of $2 to $4 per dry tonne.

Total Other Costs Including Selling, are estimated as US$ 5.00 -7.00 per dmt.

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SECTION 13

SOCIOECONOMICS

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13. SOCIOECONOMICS

Development of the Galore Creek Copper Gold Project will have significant beneficial impacts on the economic development of the northwestern region of British Columbia in general and the community of Stewart in particular. In conjunction with the British Columbia Environmental Assessment Office (BCEAO), NovaGold has initiated a public information and consultation program within the local communities at the early stages of Project planning. The company has made a substantial commitment to working with residents of the region to ensure that the effects of the Project are positive leading to sustainable long term benefits.

NovaGold Canada also entered into consultations with the Tahltan First Nation at the early stages of the project in the fall of 2003. A draft Tahltan-NovaGold Participation Agreement is currently being reviewed by the parties. NovaGold continues to work closely with the Tahltan on an on-going basis as project engineering and environmental assessment studies progress. NovaGold has committed to a training program with the Tahltan community that will ultimately lead to increased skill capacity within the community and facilitate long term benefits to both the project and Band members.

13.1 Employment and Population Effects

The primary social and economic effects of the Project will result from the direct and indirect employment opportunities created by development of the project. Development of the Galore Creek Copper Gold Project would result in the expenditure of about $500 million, which will lead to employment opportunities directly and indirectly for people in the local communities as well as throughout the Province.

Once operational, the Galore Creek Project will employ an average of about 300 to 400 workers in full-time, permanent positions. It is also estimated that requirements for supplies, services and demands by NovaGold employees for housing, food, clothing, and other consumer goods and services as well as government services will create additional job opportunities in the region.

The Galore Creek Copper Gold Project will provide long-term, steady employment to many area residents and it offers some measure of diversification for the local economy. Economic activity generated by the Project and employees will increase the revenues of local governments and increase levels of government services, social amenities, and commercial services. This general economic development will lead to general improvement in the standard of living for all area residents.

13.2 Economic Effects

The economic effect of the increased incomes resulting from the Project will be significant to the region. The provincial government will also enjoy significant tax revenue increases from the development of the Galore Creek Copper Gold deposit. It is estimated that the project will generate about $187 million in income taxes to the Federal and Provincial Governments over the life of the project, approximately $20 to $30 million annually in direct and indirect Federal and Provincial tax payments and several million dollars annually in local municipal tax payments with the Municipality of Stewart, the Kitimat-Stikine Regional District, the Cassiar and Stewart School districts, and the Regional Hospital District being the largest beneficiaries.

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13.3 Impact Management

Based on the projected settlement patterns of immigrant workers, it is anticipated that all regional communities will be able to accommodate new residents. Stewart has ample infrastructure capacity for the projected increase. There is also potential for increased assimilative capacity within the communities of Iskut, Telegraph Creek and Dease Lake.

The Galore Creek Project does not represent a short-term expansion for the region. Copper and gold resources at Galore Creek can potentially support operations far beyond the present planning period. NovaGold is confident that with well considered socio-economic and human resource policies and plans, the Galore Creek Project can make a very positive, long-term, stabilizing contribution to the social and economic well being of the region.

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SECTION 14

ECONOMIC ANALYSES

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14. ECONOMIC ANALYSES

14.1 Introduction

Preliminary economic analyses were carried out on the two base case project options as follows.

1.	30,000 tpd production rate, Southern Access Corridor option

2.	30,000 tpd production rate, Northern Access Corridor option

These economic analyses are preliminary in nature and include inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

The detailed cashflow schedules are presented in Appendix E.

14.2 Summary

The results of the analyses are summarized in Table 14-1.

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Table 14-1: Project Financial Analyses Summary (US$)

Options		Northern Corridor	Southern Corridor
Ore production rate	tpd	30,000	30,000
Millsite location		More Creek	Galore Creek
Tailings dam location		More Creek	Contact Creek
Access road /tunnel length	km	72/17	158/4
Distance to port site	km	291	393
Capital cost:
Direct	$M	420	332
Indirects	$M	98	86
Contingency (+20%)	$M	102	81
Total Capital	$M	621	499
Operating costs:
Mining	$/t ore	3.21	3.21
Processing	$/t ore	3.05	2.87
G&A	$/t ore	0.99	0.99
Minesite cash cost	$/t ore	7.26	7.07
Total cash cost	$/t ore	11.48	11.29
Total cash cost (incl. credits)	c/lb copper	51	50
Total production cost (incl. credits)	c/lb copper	71	70
Annual production, yrs 1-5
Copper	Mlb/yr	203	203
Gold	oz 000's/yr	273	273
Silver	oz 000's/yr	1823	1823
Annual production, LOM, average
Copper	Mlb/yr	149	149
Gold	oz 000's/yr	107	107
Silver	oz 000's/yr	1451	1451
Cashflow pre-tax, LOM	$M	587	651 (1)
Cashflow post-tax, LOM	$M	319	372 (1)
NPV @5%, post-tax	$M	23	104 (1)
IRR, post-tax	%	5.7	9.1 (1)
Payback period	years	4.0	3.4 (1)

Cashflow analyses exclude financing costs.

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Sensitivity analyses were carried out on the most economic of the options, the Southern Corridor option, the results of which are summarized in Table 14-2.

Table 14-2: Financial Analysis and Metal Price Sensitivity: Project Base Case

Sensitivity Matrix – Metal Prices (all equity case, all NPV and Payback Figures After-tax)
Cu Price ($/lb)		Au/Ag Price ($/oz)
		350/5	375/5.50	400/6	425/6.5	450/7
0.80	NPV @ 0% (M$)	142.8	185.5	228.2	270.8	313.4
	NPV @ 5% (M$)	-21.6	5.1	31.6	58.4	85.0
	Pre-tax IRR (%)	5.9	7.6	9.2	10.8	12.3
	After-tax IRR (%)	4.0	5.2	6.4	7.6	8.7
	Payback (years)	4.0	3.8	3.6	3.4	3.3
0.90	NPV @ 0% (M$)	329.6	372.1	414.6	457.2	499.7
	NPV @ 5% (M$)	77.6	104.0	130.4	156.7	182.7
	Pre-tax IRR (%)	11.2	12.6	13.9	15.3	16.6
	After-tax IRR (%)	8.1	9.1	10.1	11.2	12.2
	Payback (years)	3.6	3.4	3.3	3.1	3.0
1.00	NPV @ 0% (M$)	515.6	558.1	600.6	643.1	685.7
	NPV @ 5% (M$)	175.1	201.2	227.4	253.2	278.6
	Pre-tax IRR (%)	15.3	16.5	17.7	18.9	20.1
	After-tax IRR (%)	11.3	12.3	13.2	14.2	15.0
	Payback (years)	3.2	3.1	3.0	2.8	2.7
1.1	NPV @ 0% (M$)	701.5	744.1	786.6	829.1	871.5
	NPV @ 5% (M$)	271.7	297.3	322.8	348.1	373.3
	Pre-tax IRR (%)	18.8	19.9	21	22.1	23.2
	After-tax IRR (%)	14.1	15.0	15.9	16.7	17.5
	Payback (years)	3.0	2.8	2.7	2.6	2.5
1.25	NPV @ 0% (M$)	980.1	1,022.6	1,065.1	1,107.5	1,150.0
	NPV @ 5% (M$)	414.1	439.3	464.4	489.6	514.8
	Pre-tax IRR (%)	23.3	24.3	25.3	26.2	27.1
	After-tax IRR (%)	17.7	18.5	19.2	20.0	20.8
	Payback (years)	2.6	2.5	2.4	2.3	2.2

Note: NPV = Net Present Value using a Discounted Cash Flow Analysis; IRR – Internal Rate of Return.

14.3 Basis of Cashflow

The cashflow analyses are determined assuming mining production schedules based on the resources and grades presented in Table 14-1 and capital and operating cost estimates described in this report. In addition, the following key assumptions form the basis of the analyses:

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Metal Prices

Copper	US $ 0.90/lb
Gold	US $ 375/oz
Silver price	US $ 5.50/oz

Smelter terms

Treatment Charge	US $70/dmt
Copper Accountability	Deduct I unit pay balance
Gold Accountability	97%
Silver Accountability	90%
Copper Refining Charge	US $ 0.075/lb
Price Participation	± 10% at $0.90/lb
Gold Refining Charge	US $ 5/oz
Silver Refining Charge	US $ 0.40/oz
Provisional Payment 90%	45 days after production
Final Payment	150 days after production
Ocean Freight	US $34.78 per dmt

(The above dollars are constant 2003)

Gold Price	US $ 375/oz

Exchange Rate	0.75 US$/CD$

Costs	expressed in second quarter 2004 dollars

Escalation	excluded

Financing Charges	excluded

Working Capital	4 months of operating costs

14.3.1 Taxation

Canadian mining operations are subject to an essentially 3 tiered tax system:

  Federal income tax is levied on an operations taxable income, generally net of operating expenses, depreciation on capital assets and deduction of exploration and pre-production costs.

  Provincial income taxes are based on the same taxable income.

  Provincial mining taxes, duties or royalties are levied on a separate measure of production profits or revenues.

Federal income tax:

Recent federal legislation has been enacted (Bill C-48, November 2003) that includes the following changes over the period 2003 to 2007:

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  Phases in the reduction in the federal corporate income tax rate for Canadian resource profits from 28% to 21%. The 4% corporate surtax is applied to the basic federal rate of 28%. For NovaGold's Galore mine commencing operations after 2008, the effective federal rate will be 22.12%.

  Phases in the deduction for provincial mining taxes or royalties and phases out the deduction for resource allowance.

  Introduces a new non-refundable investment tax credit (ITC) of 10% of qualified expenditures, to apply to grassroots exploration and mine development costs for base and precious metals.

  Large corporation tax (LCT) will be phased out completely by 2008.

Other features of the federal tax structure are:

  Capital cost allowances (CCA) class 41(a), allows for the accelerated depreciation of tangible capital acquisitions prior to the commencement of production.

  Canadian exploration expense (CEE) consists of most exploration and pre-production development expenses. These costs are accumulated in a CCEE pool, and the corporation can deduct up to 100% of the unclaimed balance in pool each year.

  Canadian development expenses (CDE) include the cost of acquisition of Canadian properties. These costs are accumulated in a CCDE pool, and the corporation can deduct up to 30% of the unclaimed balance in pool each year.

  Mining taxes and royalties paid to a province are disallowed in computing income for federal income tax purposes.

Provincial Income Tax:

In BC, income tax is based on essentially the same income definition as is the federal, and is set at a rate of 13.5%

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Provincial mining taxes and royalties: British Columbia

Under the BC Mineral Tax Act, mining taxes are imposed mine-by-mine in 2 stages:

  A 2% tax on "net current proceeds", defined as gross revenue less operating expenses. This is a form of minimum tax and is deductible against the 13% tax.

  A 13% tax on "net revenue", determined as net current proceeds less capital costs, exploration and development costs and an investment allowance.

  The investment allowance is calculated using a notional interest factor of 125% of the central bank rate, and is applied to the cumulative expenditure account (CEA) balance.
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SECTION 15

PROJECT OPPORTUNITIES

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15. PROJECT OPPORTUNITIES

A number of opportunities for improving the project economics were identified during the course of the study. These are submitted below and should be investigated in the Pre-Feasibility Study.

15.1 Higher Production Capacity

If increased resources can be established at Galore, a higher production capacity mining and milling operation could be justified, which would likely significantly enhance the project economics. A resource base of 400 Mt would support a production capacity level of about 60,000 tpd. The advantage of the preliminary capital and operating cost estimates for a 60,000 tpd capacity operation were factored for those developed for the Southern Corridor option, 30,000 tpd base case and are summarized below:

Table 15-1: Operating Cost Summary – 60,000 tpd Options ($/t ore)

Description	Cost $/t ore
General and Administrative	0.50
Processing	2.35
Mining	2.68
Total Estimate	5.53

Table 15-2: Capital Cost Summary – 60,000 tpd (US$M)

Description	Cost $M
Plant Site	2.4
Process Facility/Tailings	112.2
Mine	196.3
Infrastructure, inc. roads	124.5
Total Directs	435.3
Indirects	108.5
Contingency	84.1
Total Estimate, US$M	627.9

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15.2 Additional High Grade Ore

Further exploration drilling is underway this year to define additional resources and high grade resources in particular. Extending the period at which high grade ore is fed to the mill will enhance project economics.

15.3 Waste Rock Transportation

Conveyor transportation of waste rock from the pit should be investigated as an alternative to truck haul to reduce mining costs. Either in-pit crushing and conveying, or in-pit truck haul to an external waste crushing and conveying system could potentially reduce many costs and improve project economics.

15.4 Electric Rope Shovels

The use of electric rope shovels would reduce excavation and loading costs for mining compared to the present diesel excavators. The initial capital cost of these units is higher, but over the project life significant savings in operating costs could be achieved using the electric shovels.

15.5 Construction Schedule

There are a number of opportunities to potentially reduce the construction schedule that merit investigation, particularly regarding winter access to, and construction of the major river crossing along the Stikine and Iskut road routes for the Southern Access Corridor. Potentially, this could accelerate access to the Galore Creek Valley to allow an earlier start to construction of the concentrator.

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SECTION 16

RECOMMENDATIONS AND CONCLUSIONS

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16. RECOMMENDATIONS AND CONCLUSIONS

The following is a summary of key recommendations that should be addressed during future studies design and to further project permitting, improve the definition of the project scope, capital and operating cost estimates and construction logistics.

Geology, Resource, and Condemnation Drilling

  Resource Infill Drilling – a certain level of resource drilling is needed to test areas where the ore zones are still open and could impact on location of infrastructure. As well additional drilling may be needed to improve confidence in the resource estimates suitable for feasibility study purposes.

  Condemnation drilling - a series of test holes should be drilled beneath potential infrastructure sites to confirm that no mineable ore exists in these areas. In addition potential northward extensions to the Central ore zone should be evaluated as well as the area between the Central and Southwest zone.

  Block Modeling – once the new drilling is complete, the block model must be updated. There are certain opportunities especially in overburden definition in the northwestern Central zone, to further define ore envelopes using geological controls that will improve the model.

  Metallurgy testwork – further test work is required to determine variability within the deposit, confirm grade verse recovery relationships, confirm variability and grade size and recovery parameters. This is defined in more detail in the Appendices.

Geotechnical

  Development Rock Dumps – shallow test pits should be excavated or drilled in the dump foundations to confirm the foundation soils and bedrock depth. Pits should be inspected and logged by a geotechnical engineer to characterize the materials. Disturbed samples of various horizons should be collected for classification testing the laboratory.

  Pit Slopes – A number of core holes should be drilled in the proposed walls around the pits, especially in the area of the Central high wall. These may be vertical or inclined into the pit at the planned wall angle to maximize representative data over the ultimate height of the wall. All cores should be oriented, photographed, and logged in detail including RQD and hardness, as well as detailed joint descriptions. Representative samples of both weathered and intact rock core should be selected for point load and unconfined compression testing as well as grain size, moisture content and Atterberg Limits as appropriate. A number of the geological drill holes can be utilized for this purpose.

  Tailings Area – A number of core holes should be drilled under the proposed tailings dam alignment to characterize the rock strata. These holes should also be logged and sampled. Several shallow test pits or holes should be excavated with a backhoe in the tailings dam foundations to confirm the foundation soils and bedrock depth. Pits should be inspected and logged by a geotechnical engineer to characterize the materials and any excess ice conditions. Disturbed samples of various horizons should be collected for classification testing in the laboratory.
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  Plant Site – At least two core holes should be drilled at the proposed plant site to characterize the weathered rock strata and at least the upper 10 meters of intact rock. These holes should also belogged and sampled.

  Tunnel alignment – The surface topography above the proposed tunnel alignment should lie logged geologically, especially to identify structures. The portal sites should be logged.

The cost estimate was prepared based on some key assumptions regarding geotechnical conditions of portal locations, expected rock types, rock strength and presence of any major fault/shear zone along the tunnel alignment. Some key components of the cost estimate are very sensitive to these geotechnical assumptions. It is considered prudent that an evaluation of these geotechnical conditions be made to reduce the uncertainty associated with these key assumptions.

The following recommendations are provided to address these issues:

  Review of geological mapping at portals and along tunnel alignment.

  Inspection and evaluation of portal locations for constructability.

  Inspection of surface rock outcrops to assess rock types and expected tunneling conditions at depth.

  Discussions with exploration geologist(s) on site geology and surrounding host rock types and distribution.

  Inspection of drill core from open pit exploration program of potentially representative rock types expected along tunnel alignment.

  Review of any geotechnical logging from exploration drill core for open pit slope design of representative rock types expected along tunnel alignment.

  Review of any rock strength data from laboratory and/or field testing of exploration drill core for open pit slope design.

  Selection of rock core samples from open pit exploration program of representative rock types for laboratory rock strength testing.

Environmental & Permitting

  Groundwater quality – Samples should be collected to determine the quality of water that may seem into the pit and will be re-used in the process.

  Acid Rock Drainage Potential – waste and ore material must be tested to characterize the ARD potential of all mined material.
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  Baseline studies – extensive ecological studies must be under taken to characterize the ecological character of the Study area, including the road alignment.

Optimization Studies

  Production rate – the optimal range of production rate for the project should be determined more closely.

  Project sitting evaluations – As part of the engineering and regulatory process, more detailed evaluation of the facility locations, especially tailings and waste rock storage, will be required by the regulatory agencies and should include alternative analysis of site infrastructure locations, utilities supply, and avoidance of surface water impacts.

Mining Planning

  Pit Optimization - Based on the updated block model with the new drilling results and geotechnical parameters, new pit limits and ore release schedule will be defined and smoothed.

Tailings Characterization

  Acid Base Accounting – a series of ABA test should be undertaken to characterize the acid generating potential of the milled ore and waste rock. If ARD potential exists then more comprehensive kinetic tests should be undertaken.

  Metals loadings – metals concentrations in effluent stream should be evaluated.

  Site Water Balance – Further hydrological study should be undertaken on the site water balance to determine design criteria for the tailings dam capacity.

Infrastructure

  Power Supply – Further study should investigate the powerline routing, the costs and implications of a connection to the Forrest Kerr IPP.

  Diesel Fuel Consumable Supply – Discussions should be initiated with local fuel suppliers to determine fuel supply logistics, including current storage capabilities, infrastructureimprovements required, fuel delivery costs and back haul opportunities.

  Access Road route – Further study should be undertaken of both Northern and Southern roadroutes, including survey, preliminary design of river/stream crossings, identify borrow sources and rock excavation volumes. A trafficability study should also be carried out and trade-off study to confirm the selection of road width.

  Existing State of Stewart facilities – Carry out an investigation of the storage and materials handling capacity of the equipment at the Port of Stewart.
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Manpower

  Transportation – Further assessment should be done to better define personnel transport costs and logistics for the operation.

  Construction Logistics – A study of construction logistics should be undertaken, especially for the access road, tunnel and bridges to determine costs and implementation schedule. The feasibility of barging operations top the Stikine River to support construction, as well as transport of equipment in the winter should be evaluated. Maximum transport limits for the delivery route for all equipment should be investigated.
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Suite 200, 1550 Alberni Street Vancouver, British Columbia, Canada V6E 1A5 Tel. (604) 689-5767 Fax: (604) 689-3918 www.hatch.ca

ISO 9001

STATEMENT OF QUALIFICATIONS

I, Paul Anthony John Hosford, P.Eng., do hereby certify that:

I.	I am currently employed as Manager, Metallurgy by:

HATCH Associates Ltd., Suite 200, 1550 Alberni Street, Vancouver, British Columbia, CANADA V6G 1A5

II.	I graduated with the degree of B.Sc. Chemical Engineering (Honours) from the University of Edinburgh, Scotland in 1982

III.	I am a member of the Association of Professional Engineers and Geoscientists of the Province of British Columbia.

IV.	I have worked as a metallurgical engineer for 21 years since my graduation from university.

V.	I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43- 101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

VI.	I have overall responsibility for all sections of this report (the "Technical Report"), except the specific resource sections prepared by Peter Lacroix, P. Eng. I have not visited the site.

VII.
I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

VIII.	I am independent of the issuer applying all the tests in section 1.5 of National Instrument 43-101.

IX.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

X.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated this 5th day of August 2004

"Paul Hosford"

PAJ Hosford, P.Eng.
Manager, Metallurgy
Hatch Vancouver

© Hatch 2003/04

CERTIFICATE OF AUTHOR

I, Peter A. Lacroix, P.Eng. do hereby certify that:

1.	I am a consulting mining engineer and principal mining consultant of Associated Mining Consultants Ltd. with offices at #300, 4940 Canada Way, Burnaby, British Columbia, Canada V5G 4M5;

2.	I am a graduate of the University of Alberta with a Bachelor of Science in Mining Engineering with Distinction 1983, and has practised my profession continuously since 1983;

3.
I am a professional engineer registered with the Association of Professional Engineers and Geoscientists of the Province of British Columbia (APEGBC) and the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (NAPEGG);

4.	I have worked as a mining engineer for a total of 21 years since my graduation from university;

5.
I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43- 101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101;

6.
I am responsible for the preparation of the resource section of the technical report entitled "Preliminary Economic Assessment for The Galore Creek Gold-Silver-Copper Project" and dated August 5th, 2004 (the "Technical Report") relating to the Galore Creek property. I visited the Galore Creek property on October 14, 2003 for 2 days;

7.	I have had no involvement with the property that is the subject of the Technical Report prior to my visit in October 2004;

8.
I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading;

9.	I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43- 101;

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form;

11.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 5th day of August, 2004.

"Peter Lacroix"	[Seal or Stamp of Qualified Person ]
Peter A. Lacroix, P. Eng.

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Appendix A

(Appendices not included in SEDAR filing but can be viewed at
NovaGold Resources Inc.'s office in Vancouver, Canada)

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